FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Report

for the period ended 30 June 2012

December 2012

Certification of the Board of Directors

on the interim financial report as at 30 June 2011

Certification of Chairman, Chief Executive Officer and a member of the Board of Directors pursuant to Article 5 of Law 3556/07.

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)         The interim financial report for the period ended 30 June 2012 has been prepared in accordance with the current accounting standards and present a true and fair view of the Statement of Financial Position and Income Statement of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors report for the period ended 30 June 2012 truly and fairly presents all information required by Article 5, Para 6 of Law 3556/07.

Athens, 21 December 2012

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE BOD MEMBER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS K. SABATACAKIS

Board of Directors Report

for the period ended 30 June 2012

Economic environment during the first half of 2012

Following a relatively strong first quarter, the global economy showed signs of fatigue in the second and third quarter of 2012, evident in the significant weakening of leading economic indicators. The US economy maintained a healthy pace of expansion, albeit softer compared to its long-term trend, driven mainly by private consumption. The US labor market demonstrated signs of substantial improvement initially, which, however, weakened during the third quarter. On the contrary, the US housing market has begun to overcome its problems and, eventually, showed that it may have entered a recovery phase. In the euro area, sovereign debt crisis dominated until the third quarter of 2012, as expected. With most economies of the South in recession, and clear signs of weaker economic activity in the Northern countries, the euro area economy is trapped in a vicious cycle of restrictive fiscal policy and anemic growth. Meanwhile, the euro area’s banking sector is relatively weak, negatively affected by the sovereign debt crisis and ongoing stresses in the government bonds market.

Regarding the evolution of euro area sovereign debt crisis, initially, at the beginning of the year, there were signs of normalization due, inter alia, to European Central Bank’s (“ECB”) substantial assistance through providing long-term liquidity in the banking system. However, during the second quarter, new turbulence occurred stemming from the emergence of fiscal budget woes in Spain’s Autonomous Regions, as well as the weakness of the Spanish banking system and as a result, they led to an official bailout request by the Spanish authorities for the Spanish banking sector from the European Financial Stability Facility / European Stability Mechanism (“EFSF/ESM”). In September 2012, the event-risk was substantially reduced in the euro area following the positive outcome of a series of issues such as the approval of the ESM by the German Constitutional Court, the Dutch elections and especially, the decision by the ECB to create a second programme of unlimited sovereign bond purchases in the secondary market (Outright Monetary Transactions/OMT) targeting government bonds with remaining maturity of 1-3 years of countries that apply for an EFSF/ESM programme. Therefore, market conditions improved substantially, with periphery government bond spreads tightening. Moreover, it was very important that the European Commission published a road map for the creation of a banking union with a necessary prerequisite that the single supervisory authority would be transferred to the ECB.

Earlier, at the beginning of 2012, the ECB had proceeded, as previously noted, with long-term refinancing operations with a maturity of three years and expanded its collateral rules contributing decisively to the improvement of liquidity in the banking system and normalizing, to a great extent, government bond markets. At the same time, the ECB cut its main policy rate by 25 bps to 0,75% and its deposit rate to zero. The US Federal Reserve (“Fed”) expanded its Operation Twist by USD 267 billion by year-end, as well as its commitment to maintain exceptionally low levels for the federal funds rates at least through end 2015 (from late-2014, previously) and initiated a third round of quantitative easing targeting agency Mortgage Backed Securities at a pace of USD 40 billion per month until the labor market improves substantially. In December, the Fed announced outright purchases of US Treasuries to the tune of USD 45 billion per month, and linked its policy rate to the US unemployment rate (setting a maximum threshold of 6,5%, compared with 7,7% in November 2012).

In the first half of 2012, the macroeconomic picture in Turkey and South Eastern Europe — 5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania and Serbia) was mixed.

The Turkish economy continued to lose momentum in the first half of 2012, growing by 3,1% year-on-year, down from 6,7% year-on-year in the second half of 2011 and a peak of 10,6% year-on-year in the first half of 2011. This was the result of the ongoing slowdown of the global economy, a prudent fiscal policy and a tight monetary policy stance, aimed at i) containing credit growth to 10%-15% in 2012, ii) limiting the widening of the current account deficit, and iii) avoiding the overheating of the economy. Note that credit activity decelerated significantly in the first 9 months of this year (lending growth moderated sharply to 13,4% year-on-year in September from 31,4% in December 2011) and the banking sector liquidity weakened further (with the loan-to-deposit ratio exceeding the 100% threshold, standing at 101% in September 2012 up from 97% in December 2011). Looking ahead, economic activity is set to ease further, leading to a growth of around 3% by year-end 2012, down from 8,5% in 2011 and below its potential of 4%.

On a positive note, the slowdown in economic activity was accompanied by a narrowing of the current account deficit, which stood at 7,2% of GDP in September 2012 in 12-month rolling terms, compared with 10% in December 2011 and a peak of 10,3% in October 2011. Financing the current account deficit has, so far, been manageable; however, the quality of the financing has remained poor as the bulk of the current account deficit continues to hinge on short term financing (large portfolio inflows and repatriation of bank and non-bank residents’ assets abroad). Should the quality of financing not improve, the economy and the domestic currency would remain vulnerable to sudden shifts in global investor sentiment.

Economic activity in SEE-5 weakened further in the first half of 2012, posting a growth rate of 0,4% year-on-year, down from 2,3% in the second half of 2011, due to the ongoing global slowdown, limited capital inflows, tight fiscal stance and credit conditions. Note that credit activity remains weak (lending growth stood at 5,8% year-on-year in September 2012, broadly unchanged from December 2011), on the back of i) shrinking financing of the majority foreign-owned banking sector by parent banks, due to increasing pressures on their capital positions at home, and ii) bank tight credit standards, reflecting bank efforts to contain the deteriorating asset quality (with the non-performing loan ratio at the level of 15%-17%) and protect their capital. Going forward, activity is set to remain weak. We foresee SEE-5 growth at 0,7% this year, down from 2,3% in 2011 and well below its potential of 3,5%.

Encouragingly, the current account deficit (the “Achilles Heel” of SEE-5 in the past decade) has remained at manageable levels for the third year in a row (4,5% of GDP in September 2012 in 12-month rolling terms, sharply down from the level of 15%-17% on the eve of the collapse of Lehman Bros), despite adverse export markets, reflecting scarce external financing and weak domestic demand.

The Greek economy continued to face severe macroeconomic headwinds in 2012, as mounting uncertainty regarding the evolution of the Greek crisis and a protracted pre-election period have eroded (in the second and most part of the third quarter of 2012) confidence gains that followed the approval of a new Economic-Support Program for Greece in March 2012, the successful completion of the extremely ambitious sovereign debt restructuring with private sector involvement (“PSI”) in April, and the satisfactory progress in the implementation of prior actions related to the approval of the 2nd Program for the Greek economy.

Ongoing discussion about the sustainability of Greek public finances and extensive international speculation regarding the probability of a euro exit, in conjunction with the imposition of a significant amount of additional austerity measures (since the second half of 2011) which have been complemented by additional measures for 2012 (approved in the first quarter of 2012), contributed to the continuing contraction of economic activity. The economy has entered the 5th year of recession which has compressed real GDP in the third quarter of 2012 to 17,5% below its level in 2008 (when the recession has begun) and pushed unemployment rate to a 45-year high of 24,8% in the third quarter of 2012, amplifying the social costs of the economic crisis.

Greece’s new government which was formed following the repeated election of 17 June 2012 appears stable and with a relatively credible reformist orientation. This tripartite governing coalition comprising of New Democracy, PA.SO.K and Democratic Left, cumulatively received 48,2% of the total vote reflecting a relatively solid majority of 179 seats in the 300-seat Parliament. Some first improvements in economic climate following the reduction of political uncertainty, have become already evident in the third quarter of 2012 and are reflected in the improvement of most coincident and forward looking indicators, while tourism trends have been stabilized in July and August following a very weak first half of 2012.

Improvement in domestic cost competitiveness exceeds initial estimates and wage cost compression exceeding 17% in the period from 2010 to the first half of 2012, while the correction of external imbalances has accelerated (current account deficit declined by more than 70% year-on-year in the first 9 months of 2012). Nonetheless, shortfalls in the implementation of the structural reform agenda continue, while the progress in the ambitious privatization program remains weak, although there are increasing signs of an improving momentum since the third quarter of 2012.

The progress in fiscal consolidation appears to meet the targets of the program for the Greek economy in the first 11 months of 2012. Although the fiscal consolidation process has been facing persistent headwinds on the revenue and social spending side in the first 11 months of 2012 an extraordinary compression of other components primary spending-reflecting an extremely gradual disbursement of earmarked Budgetary funding for most spending categories, new compression of operational spending, and a downsizing of the Public investment program -and the beneficial impact of PSI on interest payments, keep Government Budget implementation on track. Indeed, State budget implementation appears to overperform versus the respective 11 months target by €2,1 billion although the accumulation of additional Government arrears at a General Government level is likely to diminish this gain in the remainder of the year. Overall the revised Budget target for an annual General Government deficit of about 6,7%-7,0% of GDP in 2012 appears totally feasible. However the downward pressure on domestic activity will remain high due to the additional fiscal drag from a sharper-than-initially expected reduction in government spending, elevated level of government arrears, tight liquidity conditions and shrinking disposable income of Greek households.

A final agreement on a detailed set of measures underlying the medium term fiscal strategy for the 2013-2015 period (corresponding to about 7,5% of GDP of additional fiscal measures) — a fundamental precondition for the completion of the 1st Review — has been reached in late-October and have been followed by a parliamentary approval of the measures and Government Budget for 2013.

The Eurogroup approved on 13 December 2012 the disbursement of the EU part of the 2nd tranche of the economic support Program. Member States have authorised the EFSF to release the next disbursement for a total amount of €49,1 billion of which €34,3 billion was paid out to Greece in December 2012 and the remaining amount will be disbursed - in three sub-tranches - in the first quarter of 2013 (including a pending €7,2 billion for the completion of recapitalization and potential resolution costs to be disbursed in January). The International Monetary Fund (“IMF”) is expected to release its €3,3 billion contribution by early January.

On 27 November 2012 the Eurogroup finance ministers and the IMF Managing Director managed to achieve an agreement to offer Greece additional debt relief with a view to counteract the adverse impact of sharper than expected deterioration in macroeconomic conditions and the additional financing needs related to a slower built up of a primary surplus of the order of 4,5% of GDP (estimated to be achieved in 2016 or 2 years later than envisaged in the Program of economic support for Greece). The new agreement on debt relief provides for lower interest rates and deferred interest and longer maturities on official loans, higher fiscal transfers (commitment by Member States to pass on to Greece an amount equivalent to the income on the Securities Market Program portfolio of the National Central Banks as from budget year 2013) and the implementation of a voluntary debt buyback from the private sector. Greece has carried out successfully the public debt buy-back tender process in early December: the buyback invitation yielded a total participation of approximately €31,9 billion (or about 50% of existing Greek government bonds at an average price of 33,8% of the nominal value). Following the settlement of the operation, Greek debt will be reduced by €21,1 billion in net terms.

The deal aims at bringing the Greek debt-to-GDP ratio down from around 175% of GDP in 2013 to approximately 128% by 2020 (close to the debt sustainability threshold that the IMF, the European Central Bank and the European Union (collectively referred to as the “Troika”) has previously defined as sustainable) and to below 110% of GDP in 2022.

The approval of the second tranche of the new Program in the fourth quarter of 2012 and the provision of additional debt relief are critical milestones for Greece. They signal a change in sentiment, which will benefit the economy with a sharp decline in uncertainty as well as a gradual improvement in liquidity conditions (mainly through a stabilization of domestic bank deposits base, arrears clearance and a potential reduction in the outstanding stock of treasury bills). Combined with progress in structural reforms implementation, the growth outlook for Greece would be significantly improved.

During the first half of 2012, the Greek banking system remained under severe pressure due to the unprecedented sovereign and fiscal crisis in the country. Contraction in deposits continued for the third consecutive year, while collateral values pledged for funding to the Eurosystem remained plunged. Non-performing loan generation accelerated significantly due to the reduction in the disposable income of households and the sustained economic and sovereign uncertainty that has induced further the element of moral hazard. All these factors had a profound impact on the liquidity and profitability of the banking system.

Nevertheless, the major challenge for the Greek banks was the unprecedented restructuring of the Greek Government debt, as a result of the PSI which took place in spring 2012. The PSI caused extensive losses before tax of over €28 billion for Greek banks, affecting their capital decisively. The consecutive elimination of their equity and capital position resulted to their resort to the Hellenic Financial Stability Fund (“HFSF”) for their recapitalization. In the second quarter of 2012, the Greek State received the first installment of the bank recapitalization amounting to €25 billion, which was allocated through HFSF to the four largest banks and ATE Bank.

In 13 November 2012, the Ministry of Finance released a cabinet act with details on the recapitalisation process, which is expected to be finalised by the end of first half 2013. In this context, the HFSF will recapitalise all viable and systemically important banks, while private investors will also be called in to subscribe to a prospective rights issue, incentivised through a warrant structure. By the end of April 2013, core banks will have completed their rights issues, with the unsubscribed by the private sector shares being acquired by the HFSF.

Furthermore, the Greek banks participated in the bond buyback program set by the Hellenic Republic in early December 2012, so as to contribute to reducing debt levels and restoring its long-term sustainability. Greek banks offered their total bond portfolios, with an estimated face value of about €15 billion, writing small capital gains of about €1,5 billion, as they had marked these bonds slightly below their repurchase price.

This difficult and challenging operating environment triggered a rapid consolidation wave during the second half of 2012. This trend was reinforced by the strategic decision of foreign banks which operated in Greece to exit the market. More specifically, Piraeus acquired the healthy part of ATE Bank and acquired from Societe Generale, Geniki Bank. Alpha Bank came to an agreement with Crédit Agricole for the acquisition of Emporiki Bank. National Bank of Greece announced a voluntary tender offer for the acquisition of Eurobank, which is expected to take place at the beginning of 2013.

Analysis of financial figures of the NBG Group

The Group’s losses attributable to NBG shareholders, in the first half of 2012 amounted to €1.899,5 million. This result reflects first and foremost the impact of non-operating sources, particularly the negative performance of trading income (losses: €351,7 million, mostly due to the fair value losses we have booked on hedging positions) mainly in Greece. Moreover, losses were compounded by additional impairments of €1.258,5 million mainly due to the Greek Government bonds and loans exchanged under the PSI, as well as write-downs in non-PSI Government loans. Actual operating results were burdened by continued high provisions for loan impairments due to the extremely harsh economic climate in Greece, as well as the reduction in interest income largely as a result of the drastically higher cost of raising funds through the Eurosystem.

In response to this difficult period for the Greek economy, the Group has implemented a series of measures designed to keep its business model in line with current economic conditions. Specifically, the Group strengthened its capital position by buying back covered bonds and hybrid securities amounting to €301,6 million,  has fortified its balance sheet with higher provisions and has made significant reductions in its operating expenses.

Our cost-cutting efforts deserve special note: expenses Group-wide declined by 5,0% year-on-year, primarily due to the drastic reduction in operating expenses in Greece and SE Europe(1), down by 7,1% and 10,5% respectively on an annual basis, and the containment of growth in operating expenses in Turkey despite the pressure of high inflation.

The implementation of the strategy to enhance the liquidity of the Group’s subsidiaries abroad is underscored by the 6,3% increase in deposits in Turkey and the €1,5 billion reduction in the funding gap of the Group’s SE Europe units over the course of the past two years.

At the end of the first half of 2012, the loan-to-deposit ratio for the Group as a whole stood at the robust levels of 115,8%, and 110,4% for Greece in particular, despite the cumulative circa 28% decline in deposits in Greece since the end of 2010.

The protracted economic crisis in Greece pushes up the level of Group delinquencies

The economic climate in Greece continues to be severely stressed (GDP down by 6,3% in the second quarter of 2012 on an annual basis) thus leading to deterioration in the quality of banks’ loan books.

The Group’s ratio of +90 dpds to total loans stood at 16,3%. In Greece, the ratio stood at 19,3% compared with 13,0% at the end of 2011.  On the other hand, in Turkey, which continued to post healthy economic growth, the +90 dpd ratio increased marginally to 5,1% from 4,8% in 2011. In spite of the sluggish recovery in SE Europe, held back by the ongoing euro area crisis, the rate of deterioration in banks’ asset quality throughout the region shows signs of stabilization.

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

Provisions in the first half of 2012 (at €1,201.9 million) posted an increase of 46,1% year-on-year. As a result of the Bank’s conservative provisions policy, the +90 dpd coverage ratio reached the high levels of 53,7% Group-wide and 52,4% in Greece, before, of course, taking into consideration the various forms of associated collateral.

Finansbank: Ongoing strong profitability combined with dynamic growth

In the first half of 2012, the profit after tax of Finansbank increased by 15,6% year-on-year to TL 598,1 million (€256,0 million), due to the strong year-on-year performance of net interest income and commissions.

The dynamism of the Turkish economy engenders expectations for further enhanced growth of Finansbank.  Specifically:

•                  In the first half of 2012, net interest income in Turkey posted strong performance, at TL 1.341,9  million (€574,4 million), up by 30,4% year-on-year, as a result of the repricing policy applied to the loan book and lower funding cost. This performance ranks Finansbank top among Turkish banks in terms of the level of net interest margin, which, it may be noted, is not supported by highly variable sources of income such as that from securities.

•                  The pace of growth in operating costs (up 7,3% year-on-year) despite high inflation and Finansbank’s network expansion programme, which increased the number of branches by approximately 2% year-on-year, shows clearly that efforts to contain expenses are bearing fruit.  Despite the expansion of its network, Finansbank’s efficiency (cost/income) ratio stood at just 43,7% at the end of the first half of 2012.

In the first half of 2012, Finansbank’s total lending amounted to TL 38,8 billion (€17,0 billion), up 8,7% year-on-year.  Despite the growth in lending activity, Finansbank’s Capital Adequacy Ratio (“CAR”) stood at the robust level of 17,1%, the highest among its peers.

In the first half of 2012, +90 dpd loans amounted to 5,1% of the total loan book, up by 28 bps compared to the end of 2011. Moreover, the provision cost moved to 147 bps in the first half of 2012, up by 75 bps year-on-year, with the increase of the already high coverage ratio to 79,4%.

As a result of Finansbank’s strategy to widen its deposit base, strong growth (on an annual basis) was also posted by deposits, which grew by 6,3% year-on-year.  At the end of the first half of 2012, Finansbank’s loan-to-deposit ratio stood at 118,6%, up by 3,9% on an annual basis.

SE Europe: Harsh economic climate and ongoing deleveraging push profits down in the region

Deleveraging in SE Europe has continued unabated, thereby dragging total lending down by 11,5% year-on-year to €6,6 billion and further improving the Group’s loan-to-deposit ratio by 16,5% on an annual basis.  In addition, the funding gap of the Group’s units in the region declined further. The ongoing deleveraging in the region led to small-scale losses after tax of €12,8 million in the first half of 2012, compared with profit after tax of €15,0 million in the first half of 2011.

Operating costs declined drastically by 10,5% year-on-year, while pre-provision profit before tax declined by 39,3% to €60,0 million, from €98,9 million in the first half of 2011.

The rate of deterioration in asset quality in SE Europe shows signs of stabilization, despite the adverse macroeconomic environment, with the provisions cost in the first half of 2012 standing at 244 bps.

Strengthening our capital base

In the context of actions designed to fortify the Bank’s capital position, in the first half of 2012 the Bank completed the buyback of a portion of the covered bonds and hybrid securities issued by the Bank in the past. This move enabled the Bank to strengthen substantially its Core Tier I capital by €301,6 million.

Under the recapitalization program for Greek banks, on 28 May 2012 the HFSF granted NBG €7,4 billion, as prepayment for its participation in the future share capital raising of the Bank.  Furthermore, on 21 December 2012, the HFSF contributed EFSF bonds, with nominal value of €2.326,0 million, as an additional advance for the participation in the Bank’s future share capital increase.

At 30 June 2012, the capital adequacy ratio (CAR) was below the minimum required of 8,0% i.e. (5,2)% whereas after taking into consideration the additional amount of €9.756,0 million by the HFSF as above, the Group’s CAR amounted to 9,3%.

Uncertainties, risks and prospects for the future

The growth rate of the global economy is expected to increase slightly in the last quarter of 2012, and in the course of 2013, mainly underpinned by the significantly loose monetary policy using both conventional and unconventional tools. Specifically, we expect global economic growth of 3,2% in 2012 and 3,3% in 2013, from 3,8% in 2011. However, ongoing heightened uncertainty is expected to prevail during the next year, leading to increased fragility in the economic outlook. The balance of global growth risks is tilted to the downside and stem from a potential escalation of the euro area sovereign debt crisis, a lack of compromise in a set of measures to contain the US fiscal deficit, which will lead to automatic fiscal cuts (“fiscal cliff”) in 2013, a hard landing of the Chinese economy, as well as rising geopolitical tensions in the Middle East.

The macroeconomic performance in SEE-5 and Turkey would be worse than expected in 2012, should the euro area sovereign debt problems escalate and global growth weaken more than envisaged.

The completion of the 1st Review of the New Economic Support Program for Greece in tandem with supportive European Union decisions as regards a more comprehensive response to the challenges surrounding the Greek Program - such as long-term financing and debt sustainability - could play a catalytic role for the resolution of uncertainty surrounding Greece’s prospects.

As regards the Greek economy, the speeding up of the implementation of the ambitious structural reforms agenda and the containment of still severe recessionary headwinds are the key policy challenges for 2013. A notable slowing of the pace of contraction of the Greek economy in the second half of 2013 - with the help of the external sector - and the concomitant stabilization of conditions in the labor market would, pave the way for an accelerating fiscal adjustment and reduction of sizeable social costs.

The successful completion of the Program evaluation is expected to contribute to a broad based improvement of economic climate, which in conjunction with an expected acceleration of inflows of Structural Funds in tandem with committed European Investment Bank funds, and an improvement of liquidity conditions, could provide a substantial relief to the real economy, laying the foundation for a sustainable recovery of activity in 2014.

The Greek banking system will be directly or indirectly affected by the following critical issues:

•                  The macroeconomic environment in Greece and the course of fiscal adjustment will continue to affect the asset quality and the profitability performance of Greek banks.

•                  The ability of Greek banks to get the minimum capital support of 10% by their private shareholders will define their future shareholder composition.

•                  The ongoing consolidation will provide a catalyst for stability of the Greek financial system, contribute to the recovery of the Greek economy and create significant value for shareholders.

These events formulate a new banking landscape, in which Greek banks gradually reorient their strategic options and priorities.

Going concern

The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets like Greek government bonds and other loans in Greece which have adversely impacted the financial position, the results of operations, cash flows and regulatory ratios of the Bank, and consequently of the Group in the 2011 and the June 2012 financial statements.  Furthermore, the crisis has limited the Bank’s access to liquidity from other financial institutions.  The Bank relies on liquidity facilities provided by the ECB and the Bank of Greece (“BoG”) (collectively referred to as the “Eurosystem liquidity facilities”).

The going concern of the Bank is dependent on (a) raising sufficient funds to restore the Group’s and the Bank’s financial positions which are currently negative and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities.

Article 47 of Law 2190/1920 provides that entities whose total equity is less than 50% of their share capital are obliged within six months from the year end to convene shareholders’ meeting in order to approve actions for improving the said ratio. In addition article 48 of Law 2190/1920 provides that if the entities whose total equity is less than 10% of their share capital and the above shareholders’ meeting does not take any decision for the restoration of the equity ratio, following a court decision, triggered by anyone who has a legitimate interest, the entity may be liquidated.

For the banks which participated in the PSI, the above specific requirements of Law 2190/1920 were covered by the recapitalization plan for Greek banks.  Specifically, the Directors, in concluding that the Group and the Bank can continue to operate for the foreseeable future have considered that the recapitalization plan for Greek banks forms an integral part of the financial assistance under the second economic adjustment program for Greece, which was ratified by the Greek Parliament on 14 February 2012 and adopted by the Council of the EU (the “Eurogroup”) on 21 February 2012 and 13 March 2012 (the “Program”).

The Program, which has already been approved by the Troika along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to €50 billion and is now in the implementation phase under the auspices of the BoG.  According to the Program:

a)	From 1 January 2012 until the banks achieve the minimum level of capital required as provided by the BoG, the BoG will allow the Bank to operate at a Core Tier I ratio lower than that required.

b)

Banks which are deemed viable based on their business and capital raising plans, as assessed by the BoG, will be given the opportunity to raise capital in the market. Residual capital needs will be met from public support from the HFSF through common shares and / or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital.

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements for the Group and the Bank because:

a)	Although the Bank has received no guarantees, the Directors have a reasonable expectation that the Bank will continue to have access to the Eurosystem liquidity facilities.

b)

The temporary measures provided by the BoG and ECB as described above in relation to the minimum capital requirements will give the Bank enough time to raise the necessary capital or to tap into the facility provided by the HFSF.

c)

The Bank submitted a business and capital raising plan which included the time schedule for the implementation of the capital actions described therein, and based on this plan, the Bank was evaluated as viable by the BoG.

d)

On 28 May 2012, the HFSF contributed European Financial Stability Facility (the “EFSF”) bonds, with nominal amount totalling €7.430,0 million, as an advance for its participation in the Bank’s future share capital increase.

e)	On 9 November 2012, Act No.38/9.11.2012 of the Council of Ministers (G.G. A’ 223/2012), provided for the terms and conditions to be followed by the eligible banks for recapitalization.

f)

On 20 December 2012, the BoG through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit And Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to €9.756,0 million. Taking into consideration the €7.430,0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to €2.326,0 million.

g)	On 21 December 2012, the HFSF contributed EFSF bonds, with nominal value of €2.326,0 million, as an additional advance for the participation in the Bank’s future share capital increase.

h)	Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30 April 2013.

At 30 June 2012, taking into consideration the above advances of €9.756,0 million by the HFSF, the Group’s capital adequacy ratio amounted to 9,3%.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. This is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control and Structure Division.

The Group pays particular attention to implementing the highest standards of credit risk management and control.  The Group employs for all facilities credit risk rating and measurement systems, specifically designed to meet the particular characteristics of its various loan exposures.  Active credit risk management is achieved, among others, through: a) the application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.; and b) the use of credit risk mitigation techniques (such as collateral and guarantees).

Furthermore, due to current conditions from the global financial crisis, the Bank and each of its subsidiaries, following conservative credit risk policy, maintained high levels of provisions.

Market Risk of the Trading and Available for Sale Portfolios

Management and monitoring

The Bank, in order to ensure the efficient management of market risk, calculates on a daily basis the Value at Risk (VaR) of its Trading and Available for Sale (“AFS”) portfolios. The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are the following: interest rate risk, equity risk and foreign exchange risk.

Besides the Bank, on a Group level, the most significant source of market risk is related to the portfolio held by Finansbank. For the measurement and management of market risk, the subsidiary calculates on a daily basis the VaR of its Trading and AFS portfolios through the same system that the Bank uses for this purpose.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s Trading and AFS portfolios. The same limit structure is also in place in Finansbank.

In order to verify the predictive power of the VaR model which is used for the estimation of market risk, the Bank conducts backtesting on a daily basis. The aim of backtesting is to examine whether the hypothetical change in the value of the portfolio, due to the actual movements in the prices of the underlying risk factors, is captured by the VaR estimate of that day. Finansbank also performs backtesting on a daily basis, on its Trading and AFS portfolios.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a weekly and a monthly basis, through the application of different scenarios depending on the type of risk factor (interest rates, stock index prices, exchange rates). Stress testing is performed on both the Trading and the AFS portfolios. Moreover, stress test analysis is also performed by Finansbank on a monthly basis, on its Trading and AFS portfolios. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey.

Greek government bonds

The Group and the Bank participated in the exchange of Greek government bonds in the context of the PSI and received new Greek government bonds of nominal value €4.437,2 million and €4.195,7 million, respectively. In 2011 the Group and the Bank recognized, with respect to the exchanged Greek government bonds and loans, impairment charges before tax of €11.783,3 million and €10.555,1 million, respectively. During the 6 month period ended 30 June 2012, the Group and the Bank recognized, with respect to the exchanged Greek government bonds and loans, additional impairment charges before tax of €465,9 million and €441,9 million, respectively.

Securitization of loans

On 15 March  2012, Agorazo Plc proceeded with the partial redemption of class A notes of €58,1 million.

On 20 March  2012, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €106,9 million and of €79,4 million, respectively.

Covered bonds

On 9 March, 11 April and 14 May 2012, the Bank proceeded with the cancellation of covered bonds of €170,0 million, €70,0 million and €160,0 million respectively, related to the 4th series under its second covered bond program.

Debt securities in issue, other borrowed funds and preferred securities

On 3 January 2012, the Bank announced a voluntary tender offer (the “Offer”) for the acquisition of any and all of the five series of the preferred securities issued by the Bank’s subsidiary, NBG Funding Ltd and for the €1.500,0 million 3rd Series fixed rate covered bonds due in 2016 (which form part of the existing Bank’s €10,0 billion covered bonds program). Based upon the aggregate nominal amounts of the securities validly tendered for purchase pursuant to the Offer, the Bank accepted for purchase securities in EUR with nominal value of €117,3 million, securities in USD with nominal value of USD 47,5 million, securities in GBP with nominal value of GBP 39,2 million and covered bonds in EUR with nominal value of €636,1 million.  The settlement date for the purchase by the Bank of the above securities was 19 January 2012 and the purchase was funded by existing liquidity reserves of the Bank.

On 15 February 2012, Finansbank (via a special purpose entity) redeemed the USD 500,0 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights issued in March 2005.  The outstanding amount of Series 2005-A as of 31 December 2011 was USD 31 million.

On 22 February 2012, NBG Finance Plc redeemed the €80,0 million Fixed Rate Notes, guaranteed by the Bank, issued in September 2010.

On 27 April 2012, Finansbank redeemed the TL 150,0 million Fixed Rate Bonds, issued in November 2011.

On 11 May 2012, Finansbank issued TL 400,0 million Fixed Rate Bonds. The bonds matured on 5 November 2012 and paid interest at 10,47%. Principal amount and interest were paid at maturity in a single payment.

On 25 May 2012, Finansbank redeemed the TL 200,0 million Fixed Rate Bonds, issued in November 2011.

On 11 June 2012, Finansbank issued TL 700,0 million Fixed Rate Bonds. The bonds matured on 4 December 2012 and paid interest at 10,72%. Principal amount and interest were paid at maturity in a single payment.

Financings under the Hellenic Republic Bank Support Plan

On 24 May 2012, the Fixed Rate Notes of €3.000,0 million issued by the Bank in February 2012, under the government guaranteed borrowings facility provided by Law 3723/2008 (pillar II), matured. These Notes were held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position.

Acquisitions, disposals and other capital transactions

On 15 March 2012, the Bank acquired 10,2% of Banca Romaneasca from European Bank for Reconstruction and Development (EBRD) through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to €26,1 million.

On 23 March 2012, following completion of the competition process carried out under article 63D of Law 3601/2007, the Bank assumed the total deposits of the following cooperative banks: Achaiki Cooperative Bank, Cooperative Bank of Lamia, and Cooperative Bank of Lesvos-Limnos, amounting to €320,5 million.  The Bank assumed only the deposits of the said banks and no other assets or liabilities thereof.

As of 30 June 2012, Finansbank acquired 29,4% of Finans Investment Trust for total consideration of TL 5,1 million.

On 11 July 2012, Cigna Nederland Gamma B.V. agreed to acquire from Finansbank 51,0% of Finans Pension shares.  Finansbank will retain the remaining 49,0% and it was agreed to operate Finans Pension through the formation of a 51,0%/49,0% Joint Venture. On 9 November 2012 the transaction was closed by the payment of a consideration of TL 202,9 million by Cigna.

Events after the reporting period

As of 1 July 2012, the foreign branch of NBG in Albania, became a subsidiary under the name Banka NBG Albania Sh.a. in which the Bank participates with 100%.

On 9 August 2012, the Bank proceeded with the cancellation of covered bonds of €653,8 million related to the 3rd series under its first covered bond program.

On 14 September 2012, Finansbank issued TL 400,0 million bonds maturing in 6 months and bearing a fixed interest rate of 10%.

On 17 September 2012, Agorazo Plc proceeded with the partial redemption of class A notes of €0,2 million.

On 17 September 2012, Revolver 2008 -1 Plc, proceeded with the partial cancellation of class A notes of €100,0 million.

On 20 September 2012, Spiti Plc proceeded with the partial redemption of class A notes of €27,6 million.

On 20 September 2012, Autokinito Plc proceeded with the partial redemption of class A notes of €74,8 million.

On 21 September 2012, Finansbank issued TL 500,0 million bonds maturing in 6 months and bearing a fixed interest rate of 9,6%.

On 27 September 2012, the Bank subscribed the share capital increase of Ethniki Hellenic General Insurance S.A. for the amount of €500,0 million.

On 4 October 2012, ASTIR Palace Vouliagmenis SA established ASTIR Marina Vouliagmenis SA, a wholly owned subsidiary.  The capital contributed amounted to €5,0 million.

On 5 October 2012, the Bank submitted a voluntary share exchange offer to acquire all the outstanding ordinary registered shares of Eurobank Ergasias S.A., with a par value of €2,22 per share.  The offer is to exchange 58 new shares of the Bank, with a new par value of €1,00 per share for every 100 shares of Eurobank Ergasias S.A.  If the Bank acquires 100% of the shares (upon completion of the offer), the existing shareholders of the Bank would be represented with 75,0% in the share capital of the Bank, while the existing shareholders of Eurobank Ergasias S.A. would hold the remaining 25,0%.  Following the offer, on 23 November 2012, the 2nd Repeat General Meeting of the Bank’s shareholders approved the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from €5,00 to €1,00 per share, as per article 4.4a of the Companies Act as amended, with the formation of a special reserve of an equal amount.   Furthermore, it was decided that the share capital increase of the Bank will be subscribed in kind (i.e., shares of Eurobank Ergasias S.A.). This share capital increase will be covered exclusively by the ordinary shareholders of Eurobank Ergasias S.A., who will accept the tender offer as above, with abolition of the preemptive rights of existing shareholders.

On 1 November 2012, Finansbank issued USD 350,0 million Fixed Rate Bonds. The notes mature in 5 years and pay interest at 5,15%. Interest will be paid semi-annually.

On 5 November 2012, Finansbank redeemed the TL 400,0 million Fixed Rate Bonds, issued in May 2012.

On 12 November 2012, Law 4093/2012 (GG ‘A 222) provided that the credit institutions which receive capital support from the HFSF in accordance with Law 3864/2010, are obliged to one-off payment to HFSF of the amount of €555,6 million.  The amount and the terms of payment for each participating credit institution will be determined in the presubscription agreements with HFSF. The amount of €115,6 million relates to the Bank.

On 12 November 2012, Law 4093/2012 (GG ‘A 222) provided that the fixed return of 10% of the preference shares issued in favour of the Greek State in accordance with Law 3723/2008, is payable in any case, except when the payment of the fixed return will lower the Core Tier I ratio of the Bank below the minimum required.  The said provision is in force notwithstanding the provisions of Company Law 2190/1920, except for article 44a.

On 15 November 2012, Finansbank issued TL 750,0 million Fixed Rate Bonds. The bonds mature in 6 months and bearing an interest rate of 8,3%.

On 16 November 2012, Finansbank disposed of its 100% subsidiary Finans Tuketici Finansmani A.S for TL 4,3 million.

On 29 November 2012, Finansbank amended the dual tranche term loan facility signed on 30 November 2011, based on which the amounts of USD 220,5 million and €210,6 million were amended to USD 188,0 million and €211,9 million respectively.

On 4 December 2012, Finansbank redeemed the TL 700,0 million Fixed Rate Bonds issued in June 2012.

On 7 December 2012, the Bank’s Board of Directors unanimously approved the Bank’s participation in the debt buyback program arranged by the Public Debt Management Agency for the account of the Hellenic Republic.  The debt buyback program was completed on 11 December 2012.  The Bank and the Group offered bonds of nominal value of €4,4 billion and carrying value on 30 September 2012 €862,4 million that were exchanged with 6-month EFSF bonds of €1,5 billion (average exchange price 33,96%). The exchange resulted in profit before tax of €314,1 million, compared to September 2012 balances, which will increase the regulatory capital of the Bank and the Group. The equity of the Bank and the Group increased by €646,3 million. The exchange, related to the total of the new Greek government bonds held by the Bank at 30 September 2012, which had been classified as available-for-sale.

On 13 December 2012, Finansbank issued TL 650,0 million Fixed Rate Bonds maturing on 7 June 2013, bearing an interest rate of 7,95%.

Transactions with related parties

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all related parties as defined in IAS 24, which took place during the first half of 2012. Management’s total compensation, receivables and payables must be also disclosed separately.

Group and Bank transactions with Board of Directors members and Management for the first half of 2012

(amounts in € ‘000)	Group	Bank

Total compensation	9.240	2.669
Loans and advances	23.991	23.414
Deposits	8.801	1.901

Intercompany transactions as of 30.6.2012  — Bank

Associates (amounts in € ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet

Planet S.A.	2.986	205	126	—	1.800
Social Securities Funds Management S.A.	—	4.855	—	101	—
Larco S.A.	—	1.127	219	—	16.987
Teiresias S.A.	56	4.038	56	700	—
Pyrrichos Real Estate S.A.	—	—	10	—	—
Aktor Facility Management S.A.	—	572	—	831	—
Total	3.042	10.797	411	1.632	18.787

Subsidiaries (amounts in € ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet
National Securities S.A.	77	46.757	1.334	711	30.001
Ethniki Kefalaiou S.A.	—	365.724	—	7.538	23.573
NBG Asset Management Mutual Funds S.A.	1.642	3.206	1.776	36	—
Ethniki Leasing S.A.	615.364	18.092	6.933	644	464.390
NBG Property Services S.A.	66	693	77	75	—
Pronomiouhos S.A. Genikon Apothikon Hellados	833	18.605	730	1.037	—
NBG Greek Fund Ltd	—	5.361	—	97	—
NBG Bancassurance S.A.	538	5.988	1.156	201	575
The South African Bank of Athens Ltd (S.A.B.A.)	72.667	389	745	—	—
National Bank of Greece (Cyprus) Ltd	768.972	502.698	18.391	5.535	304.204
NBG Management Services Ltd	100.022	—	2.087	—	—
Stopanska Banka A.D.-Skopje	45.181	15.950	804	130	2.105
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	399.697	—	1.820	—	401.339
NBG International Ltd	—	711	—	2	—
NBG Finance Plc	—	775.516	—	20.926	—
Interlease E.A.D., Sofia	210.694	118	5.508	2	—
NBG Securities Romania S.A.	—	40	—	10	—
NBG Asset Management Luxembourg S.A.	—	9.025	—	185	—
Innovative Ventures S.A. (I-Ven)	—	1.995	—	—	—
NBG Funding Ltd	460.151	334.189	7.877	3.216	—
Banca Romaneasca S.A.	595.636	4.035	13.785	595	192.500
Ethniki Hellenic General Insurance S.A.(Group)	332.687	887.448	2.392	24.953	4.228
ASTIR Palace Vouliagmenis S.A.	25.781	5.454	885	90	8.407
Grand Hotel Summer Palace S.A.	2.436	—	74	—	—
NBG Training Center S.A.	849	602	—	1.452	—
Ethnodata S.A.	—	11.018	119	5.984	5.579
KADMOS S.A.	—	35	—	—	—
DIONYSOS S.A.	110	21	—	—	—
EKTENEPOL Construction Company S.A.	4	760	6	12	711
Mortgage, Touristic PROTYPOS S.A.	—	72	—	—	—
Hellenic Touristic Constructions S.A.	50	18	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	3.541	192	—	—	—
NBGI Private Equity Funds	227.348	4.185	121	—	91.447
NBG International Holdings B.V.	104.682	7.135	2.090	9	—
NBG Leasing IFN S.A.	90.725	4	2.605	—	—
Finansbank A.S. (Group)	1.059.353	2.389	27.027	1.353	88.011
Vojvodjanska Banka A.D. Novi Sad	21.815	1.639	1.654	5	—
NBG Leasing d.o.o. Belgrade	48.043	70	1.064	—	500
CPT Investments Ltd	226.742	346.054	1.245	14.323	—
NBG Finance (Dollar) Plc	—	75.981	—	820	—
NBG Finance (Sterling) Plc	—	127.976	—	2.906	—
NBG Bank Malta Ltd	6.979	532.732	2.977	2.529	—
Ethniki Factors S.A.	34.241	9.122	1.529	157	203.500
NBG Pangaea Reic	14	129.970	3	37.024	1.289.280
Total	5.456.940	4.251.969	106.814	132.557	3.110.350
Total intercompany transactions	5.459.982	4.262.766	107.225	134.189	3.129.137

Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 30 June 2012, amounted to €453,7 million and €453,6 million respectively.

The total payables of the Group and the Bank to the employee benefits related funds as at 30 June 2012, amounted to €100,1 million and €29,9 million respectively.

Athens, 21 December 2012

THE CHIEF EXECUTIVE OFFICER

ALEXANDROS G. TOURKOLIAS

Auditors Review Report

on the interim financial report for the period ended 30 June 2012

TRANSLATION

REVIEW REPORT ON CONDENSED INTERIM FINANCIAL INFORMATION

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Introduction

We have reviewed the accompanying condensed stand alone and consolidated statement of financial position of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (the “Group”) as of 30 June 2012, the related condensed statements of income and comprehensive income, changes in equity and cash flows for the six month period then ended, as well as the selective explanatory notes, which together comprise the interim condensed financial information and which represent an integral part of the half year financial report provided under article 5 of Law 3556/2007. Management is responsible for the preparation and fair presentation of this interim condensed financial information in accordance with International Financial Reporting Standards as adopted by the European Union and apply to Interim Financial Reporting (International Accounting Standard “IAS” 34). Our responsibility is to express a conclusion on this interim condensed financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed financial information is not prepared, in all material respects, in accordance with IAS 34.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the disclosures made in note 2.2 “Going Concern” to the interim condensed financial information, which refer to the impact of the impairment losses in several classes of assets resulting from the Greek economic crisis on the Bank’s and the Group’s regulatory and accounting capital, the planned actions to restore the capital adequacy of the Bank and the Group and the existing uncertainties that could adversely affect the going concern assumption until the completion of the recapitalisation process.

Report on Other Legal Requirements

Our review has not revealed any inconsistency in the content of the Board of Directors report provided under article 5 of Law 3556/2007 when compared to the accompanying interim condensed financial information.

Athens, 21 December 2012

The Certified Public Accountant

Emmanuel A. Pelidis

Reg. No. SOEL: 12021

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str.

GR 151 25 Marousi

Reg. No. SOEL: E120

Statement of Financial Position

as at 30 June 2012

		Group		Bank
€ 000’s	Note	30.6.2012	31.12.2011	30.6.2012	31.12.2011
ASSETS
Cash and balances with central banks		4.580.121	4.082.153	2.081.925	1.566.583
Due from banks		4.836.744	4.635.846	5.835.068	8.026.009
Financial assets at fair value through profit or loss		2.846.971	2.682.655	2.579.845	2.457.257
Derivative financial instruments		3.683.727	3.610.701	3.198.605	2.785.262
Loans and advances to customers	6	69.807.620	71.496.221	49.820.204	52.891.237
Investment securities		8.779.605	10.688.441	5.687.229	7.163.770
Investment property		279.655	274.470	—	—
Investments in subsidiaries		—	—	8.348.062	8.460.927
Investments in associates		45.411	42.484	6.716	5.803
Goodwill, software and other intangible assets	8	2.213.161	2.136.821	138.611	128.953
Property and equipment		1.995.032	2.022.676	338.310	353.093
Deferred tax assets		1.396.414	1.309.609	1.084.305	1.000.326
Insurance related assets and receivables		651.311	700.638	—	—
Current income tax advance		277.693	242.359	277.693	242.359
Other assets		2.301.542	2.786.346	1.619.155	2.067.402
Non—current assets held for sale	9	89.841	20.513	20.513	20.513
Total assets		103.784.848	106.731.933	81.036.241	87.169.494

LIABILITIES
Due to banks		37.621.800	34.108.238	37.097.791	33.870.863
Derivative financial instruments		4.791.125	4.331.404	4.450.673	3.802.429
Due to customers	10	55.196.459	59.543.640	38.890.252	44.025.167
Debt securities in issue	11	1.502.522	1.727.864	1.079.669	1.059.297
Other borrowed funds	11	1.588.059	1.712.074	926.546	984.671
Insurance related reserves and liabilities		2.536.984	2.685.450	—	—
Deferred tax liabilities		68.530	62.674	—	—
Retirement benefit obligations		246.251	275.936	210.670	208.891
Current income tax liabilities		52.212	52.040	—	—
Other liabilities		2.467.604	2.485.630	2.165.626	4.283.692
Liabilities associated with non—current assets held for sale	9	47.937	—	—	—
Total liabilities		106.119.483	106.984.950	84.821.227	88.235.010

SHAREHOLDERS’ EQUITY
Share capital	13	6.137.952	6.137.952	6.137.952	6.137.952
Share premium account	13	3.326.063	3.326.063	3.324.623	3.324.623
Less: treasury shares	13	(23)	(110)	—	—
Reserves and retained earnings		(12.050.799)	(10.187.022)	(13.247.561)	(10.528.091)
Equity attributable to NBG shareholders		(2.586.807)	(723.117)	(3.784.986)	(1.065.516)

Non—controlling interests		77.279	83.641	—	—
Preferred securities	11	174.893	386.459	—	—
Total equity		(2.334.635)	(253.017)	(3.784.986)	(1.065.516)

Total equity and liabilities		103.784.848	106.731.933	81.036.241	87.169.494

Athens, 21 December 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 23 to 40 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2012

		Group		Bank
		6 month period ended		6 month period ended
€ 000’s	Note	30.6.2012	30.6.2011	30.6.2012	30.6.2011

Interest and similar income		3.196.254	3.221.627	1.661.577	1.826.223
Interest expense and similar charges		(1.432.826)	(1.269.601)	(701.489)	(653.684)
Net interest income		1.763.428	1.952.026	960.088	1.172.539

Fee and commission income		380.139	344.865	110.086	118.834
Fee and commission expense		(134.862)	(98.359)	(127.817)	(85.776)
Net fee and commission income / (expense)		245.277	246.506	(17.731)	33.058

Earned premia net of reinsurance		366.642	438.736	—	—
Net claims incurred		(301.169)	(363.673)	—	—
Earned premia net of claims and commissions		65.473	75.063	—	—

Net trading income / (loss) and results from investment securities		(351.698)	(84.485)	(311.430)	(123.683)
Net other income / (expense)		(52.894)	(39.861)	(57.565)	27.210
Total income		1.669.586	2.149.249	573.362	1.109.124

Personnel expenses		(686.858)	(728.873)	(412.852)	(438.170)
General, administrative and other operating expenses		(342.279)	(350.730)	(157.540)	(171.075)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(98.395)	(98.405)	(40.334)	(41.698)
Amortisation and write-offs of intangible assets recognised on business combinations		(10.879)	(11.734)	—	—
Finance charge on put options of non-controlling interests		(4.084)	(890)	(4.084)	(890)
Credit provisions and other impairment charges		(1.994.446)	(901.546)	(1.838.732)	(728.423)
Impairment of Greek government bonds	7	(465.862)	(1.645.231)	(441.925)	(1.427.114)
Share of profit / (loss) of associates		3.535	1.092	—	—
Loss before tax		(1.929.682)	(1.587.068)	(2.322.105)	(1.698.246)

Tax benefit / (expense)	4	25.924	297.033	97.517	352.415
Loss for the period		(1.903.758)	(1.290.035)	(2.224.588)	(1.345.831)

Attributable to:
Non-controlling interests		(4.275)	20.155	—	—
NBG equity shareholders		(1.899.483)	(1.310.190)	(2.224.588)	(1.345.831)

Losses per share - Basic and diluted	5	€(1,87)	€(1,39)	€(2,33)	€(1,41)

Athens, 21 December 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 23 to 40 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2012

		Group		Bank
		6 month period ended		6 month period ended
€ 000’s	Note	30.6.2012	30.6.2011	30.6.2012	30.6.2011

Loss for the period		(1.903.758)	(1.290.035)	(2.224.588)	(1.345.831)

Other comprehensive income / (expense):
Available-for-sale securities, net of tax		(338.142)	613.572	(495.265)	565.604
Currency translation differences, net of tax		266.107	(594.909)	383	894
Net investment hedge, net of tax		—	(9.400)	—	—
Cash flow hedge, net of tax		(480)	6.246	—	—
Other comprehensive income / (expense) for the period		(72.515)	15.509	(494.882)	566.498

Total comprehensive expense for the period		(1.976.273)	(1.274.526)	(2.719.470)	(779.333)

Attributable to:
Non-controlling interests		(1.592)	9.339	—	—
NBG equity shareholders		(1.974.681)	(1.283.865)	(2.719.470)	(779.333)

Athens, 21 December 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 23 to 40 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2012

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.6.2012	30.6.2011	30.6.2012	30.6.2011

Interest and similar income		1.562.327	1.634.088	785.435	926.709
Interest expense and similar charges		(708.026)	(673.212)	(348.030)	(349.750)
Net interest income		854.301	960.876	437.405	576.959

Fee and commission income		195.265	179.354	56.630	59.353
Fee and commission expense		(76.815)	(52.242)	(73.043)	(45.624)
Net fee and commission income / (expense)		118.450	127.112	(16.413)	13.729

Earned premia net of reinsurance		163.623	195.154	—	—
Net claims incurred		(143.138)	(173.586)	—	—
Earned premia net of claims and commissions		20.485	21.568	—	—

Net trading income / (loss) and results from investment securities		(103.312)	(134.129)	(44.006)	(126.540)
Net other income / (expense)		(24.928)	(15.210)	(28.527)	59.363
Total income		864.996	960.217	348.459	523.511

Personnel expenses		(345.731)	(361.930)	(205.908)	(218.416)
General, administrative and other operating expenses		(172.924)	(163.889)	(78.746)	(85.602)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(50.082)	(49.276)	(20.980)	(21.070)
Amortisation and write-offs of intangible assets recognised on business combinations		(5.466)	(5.767)	—	—
Finance charge on put options of non-controlling interests		(3.405)	(443)	(3.405)	(443)
Credit provisions and other impairment charges		(1.417.436)	(497.054)	(1.347.305)	(414.503)
Impairment of Greek government bonds		—	(1.645.231)	—	(1.427.114)
Share of profit / (loss) of associates		3.594	(801)	—	—
Loss before tax		(1.126.454)	(1.764.174)	(1.307.885)	(1.643.637)

Tax benefit / (expense)		(45.012)	304.852	(6.157)	323.693
Loss for the period		(1.171.466)	(1.459.322)	(1.314.042)	(1.319.944)

Attributable to:
Non-controlling interests		(1.676)	8.322	—	—
NBG equity shareholders		(1.169.790)	(1.467.644)	(1.314.042)	(1.319.944)

Losses per share - Basic and diluted		€(1,22)	€(1,55)	€(1,37)	€(1,38)

Athens, 21 December 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 23 to 40 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2012

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.6.2012	30.6.2011	30.6.2012	30.6.2011

Loss for the period		(1.171.466)	(1.459.322)	(1.314.042)	(1.319.944)

Other comprehensive income / (expense):
Available-for-sale securities, net of tax		(290.436)	621.409	(315.393)	535.818
Currency translation differences, net of tax		183.836	(319.697)	(60)	80
Net investment hedge, net of tax		—	—	—	—
Cash flow hedge, net of tax		90	232	—	—
Other comprehensive income / (expense) for the period		(106.510)	301.944	(315.453)	535.898

Total comprehensive expense for the period		(1.277.976)	(1.157.378)	(1.629.495)	(784.046)

Attributable to:
Non-controlling interests		1.299	(636)	—	—
NBG equity shareholders		(1.279.275)	(1.156.742)	(1.629.495)	(784.046)

Athens, 21 December 2012

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS P. CHATZIANTONIOU

The notes on pages 23 to 40 form an integral part of these financial statements

Statement of Changes in Equity — Group

for the period ended 30 June 2012

	Attributable to equity shareholders of the parent company											Non-
	Share capital		Share premium			Available- for-sale	Currency	Net		Reserves &		controlling Interests &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Cash flow hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2011	4.780.452	357.500	2.944.965	382.775	(4.901)	(1.824.722)	(599.661)	(447.596)	(10.212)	4.076.300	9.654.900	1.250.453	10.905.353
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	613.472	(569.899)	(9.400)	6.234	(14.082)	26.325	(10.816)	15.509
Profit/(loss) for the period	—	—	—	—	—	—	—	—	—	(1.310.190)	(1.310.190)	20.155	(1.290.035)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	613.472	(569.899)	(9.400)	6.234	(1.324.272)	(1.283.865)	9.339	(1.274.526)
Share capital issue costs *	—	—	(1.677)	—	—	—	—	—	—	—	(1.677)	—	(1.677)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	4.867	4.867	(14.002)	(9.135)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	(16.826)	(16.826)	—	(16.826)
Dividends to preference shares*	—	—	—	—	—	—	—	—	—	(700)	(700)	—	(700)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	(38.107)	—	—	—	225.604	187.497	(775.283)	(587.786)
(Purchases)/ disposals of treasury shares	—	—	—	—	(2.712)	—	—	—	—	(2.595)	(5.307)	—	(5.307)
Balance at 30 June 2011	4.780.452	357.500	2.943.288	382.775	(7.613)	(1.249.357)	(1.169.560)	(456.996)	(3.978)	2.962.378	8.538.889	470.507	9.009.396
Movements from 1.7.2011 to 31.12.2011	—	1.000.000	—	—	7.503	925.009	(158.510)	—	(182)	(11.035.826)	(9.262.006)	(407)	(9.262.413)
Balance at 31 December 2011 & at 1 January 2012	4.780.452	1.357.500	2.943.288	382.775	(110)	(324.348)	(1.328.070)	(456.996)	(4.160)	(8.073.448)	(723.117)	470.100	(253.017)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(338.288)	256.883	—	(480)	6.687	(75.198)	2.683	(72.515)
Loss for the period	—	—	—	—	—	—	—	—	—	(1.899.483)	(1.899.483)	(4.275)	(1.903.758)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(338.288)	256.883	—	(480)	(1.892.796)	(1.974.681)	(1.592)	(1.976.273)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	117.361	117.361	(212.789)	(95.428)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	(4.615)	(4.615)	—	(4.615)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	—	(950)	(950)	(3.547)	(4.497)
(Purchases)/ disposals of treasury shares	—	—	—	—	87	—	—	—	—	(892)	(805)	—	(805)
Balance at 30 June 2012	4.780.452	1.357.500	2.943.288	382.775	(23)	(662.636)	(1.071.187)	(456.996)	(4.640)	(9.855.340)	(2.586.807)	252.172	(2.334.635)

*The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 23 to 40 form an integral part of these financial statements

Statement of Changes in Equity — Bank

for the period ended 30 June 2012

	Share capital		Share premium		Available-for-	Currency	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	sale securities reserve	translation reserve	Retained earnings	Total
At 1 January 2011	4.780.452	357.500	2.943.546	382.775	(1.473.298)	(186)	1.789.331	8.780.120
Other Comprehensive Income/ (expense) for the period	—	—	—	—	565.604	894	—	566.498
Profit/(loss) for the period	—	—	—	—	—	—	(1.345.831)	(1.345.831)
Total Comprehensive Income / (expense) for the period	—	—	—	—	565.604	894	(1.345.831)	(779.333)
Share capital issue costs*	—	—	(1.698)	—	—	—	—	(1.698)
Dividends to preference shares*	—	—	—	—	—	—	(700)	(700)
Balance at 30 June 2011	4.780.452	357.500	2.941.848	382.775	(907.694)	708	442.800	7.998.389
Movements from 1.7.2011 to 31.12.2011	—	1.000.000	—	—	744.043	(231)	(10.807.717)	(9.063.905)
Balance at 31 December 2011 & at 1 January 2012	4.780.452	1.357.500	2.941.848	382.775	(163.651)	477	(10.364.917)	(1.065.516)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	(495.265)	383	—	(494.882)
Loss for the period	—	—	—	—	—	—	(2.224.588)	(2.224.588)
Total Comprehensive Income / (expense) for the period	—	—	—	—	(495.265)	383	(2.224.588)	(2.719.470)
Balance at 30 June 2012	4.780.452	1.357.500	2.941.848	382.775	(658.916)	860	(12.589.505)	(3.784.986)

*The amounts represent the effect of the change in the deferred tax as a result of the change in the tax rate as of 1 January 2011.

The notes on pages 23 to 40 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 June 2012

	Group		Bank
	6 month period ended		6 month period ended
€ 000’s	30.6.2012	30.6.2011	30.6.2012	30.6.2011
Cash flows from operating activities
Loss before tax for the period	(1.929.682)	(1.587.068)	(2.322.105)	(1.698.246)
Adjustments for:
Non-cash items included in income statement and other adjustments:	2.605.699	2.770.301	2.353.808	2.253.733

Depreciation and amortisation on property & equipment, intangibles and investment property	109.274	110.139	40.334	41.698
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(82.904)	(70.121)	(81.323)	(54.413)
Credit provisions and other impairment charges	2.468.679	2.557.099	2.281.616	2.157.121
Provision for employee benefits	20.633	20.558	15.822	13.349
Share of (profit) / loss of associates	(3.535)	(1.092)	—	—
Finance charge on put options of non-controlling interests	4.084	890	4.084	890
Dividend income from investment securities	(1.902)	(1.514)	(1.148)	(90.015)
Net (gain) / loss on disposal of property & equipment and investment property	309	945	120	(17)
Net (gain) / loss on disposal of investment securities	11.989	69.576	13.893	94.193
Interest from financing activities and results from repurchase of debt securities in issue	63.725	48.633	63.875	74.609
Valuation adjustment on instruments designated at fair value through profit or loss	15.347	40.944	16.535	16.318
Other non-cash operating items	—	(5.756)	—	—

Net (increase) / decrease in operating assets:	(290.472)	1.138.989	771.786	1.673.255
Mandatory reserve deposits with Central Bank	402.004	(782.372)	395.024	36.216
Due from banks	(51.955)	201.660	(291.408)	(35.173)
Financial assets at fair value through profit or loss	(148.074)	845.629	(92.943)	716.763
Derivative financial instruments assets	(130.346)	(166.408)	(469.033)	(55.727)
Loans and advances to customers	(474.414)	988.560	1.125.500	960.868
Other assets	112.313	51.920	104.646	50.308

Net increase / (decrease) in operating liabilities:	(719.432)	(365.411)	(1.510.269)	(156.696)
Due to banks	3.513.562	4.481.400	3.226.928	4.481.453
Due to customers	(4.364.263)	(6.030.749)	(5.151.997)	(5.904.509)
Derivative financial instruments liabilities	463.127	13.403	652.246	82.410
Retirement benefit obligations	(50.272)	(42.706)	(14.043)	(30.155)
Insurance related reserves and liabilities	(106.682)	(17.068)	—	—
Income taxes paid	(110.368)	(40.929)	—	—
Other liabilities	(64.536)	1.271.238	(223.403)	1.214.105
Net cash from / (for) operating activities	(333.887)	1.956.811	(706.780)	2.072.046

Cash flows from investing activities

Participation in share capital increase of subsidiaries	—	—	(18.700)	(28.674)
Acquisition of associates	(2.258)	(1.609)	(912)	(723)
Dividends received from investment securities & associates	4.787	1.514	1.148	541
Purchase of property & equipment, intangible assets and investment property	(86.813)	(90.635)	(35.076)	(33.117)
Proceeds from disposal of property & equipment and investment property	2.204	3.135	—	—
Purchase of investment securities	(3.707.232)	(6.063.056)	(3.263.155)	(2.158.705)
Proceeds from redemption and sale of investment securities	5.865.255	6.932.826	2.660.192	2.525.496
Net cash (used in) / provided by investing activities	2.075.943	782.175	(656.503)	304.818

Cash flows from financing activities

Proceeds from debt securities in issue and other borrowed funds	732.095	844.502	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(1.240.408)	(954.446)	(87.537)	(36)
Acquisition of additional shareholding in subsidiaries	(28.502)	(43.598)	(26.139)	(43.267)
Proceeds from disposal of treasury shares	74.272	92.710	—	—
Repurchase of treasury shares	(75.077)	(98.017)	—	—
Dividends on preference shares	—	(10.555)	—	(10.555)
Dividends on preferred securities	(1.899)	(8.076)	—	—
Share capital issue costs	(10.000)	—	(10.000)	—
Net cash from/ (for) financing activities	(549.519)	(177.480)	(123.676)	(53.858)
Effect of foreign exchange rate changes on cash and cash equivalents	49.837	(103.409)	20.091	(7.344)
Net increase / (decrease) in cash and cash equivalents	1.242.374	2.458.097	(1.466.868)	2.315.662
Cash and cash equivalents at beginning of period	4.270.746	6.315.444	6.990.406	8.749.334

Cash and cash equivalents at end of period	5.513.120	8.773.541	5.523.538	11.064.996

The notes on pages 23 to 40 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 172 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Georgios P. Zanias	Economist, Professor, Athens University of Economics and Business

Executive Members
The Chief Executive Officer
Alexandros G. Tourkolias

The Deputy Chief Executive Officer
Petros N. Christodoulou

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Ex member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Chief Executive Officer, Franco Compania Naviera S.A.
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected.  On 23 November 2012, the 2nd repeat extraordinary General Meeting of the Bank’ s shareholders elected the above Board of Directors which was constituted as a body in its 23 November 2012 meeting. The term of the above members expires at the annual General Meeting of 2015, within 2016.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors.  Furthermore, the Hellenic Financial Stability Fund (the “HFSF”) appointed Mr Charalampos Makkas as its representative on the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 21 December 2012.

Notes to the Financial Statements

Group and Bank

NOTE 2:                         Summary of significant accounting policies

2.1                     Basis of preparation

The condensed interim consolidated financial statements of the Group and the condensed interim separate financial statements of the Bank as at and for the six month period ended 30 June 2012 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the Group’s annual consolidated financial statements and the Bank separate financial statements as at and for the year ended 31 December 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Going concern

The crisis in the Greek economy resulted in impairment losses recorded in several classes of assets like Greek government bonds and other loans in Greece which have adversely impacted the financial position, the results of operations, cash flows and regulatory ratios of the Bank, and consequently of the Group in the 2011 and the June 2012 financial statements.  Furthermore, the crisis has limited the Bank’s access to liquidity from other financial institutions.  The Bank relies on liquidity facilities provided by the European Central Bank (“ECB”) and the Bank of Greece (“BoG”) (collectively referred to as the “Eurosystem liquidity facilities”).

The going concern of the Bank is dependent on (a) raising sufficient funds to restore the Group’s and the Bank’s financial positions which are currently negative and maintain adequate levels of capital and (b) the continuing reliance on and the continuation of the Eurosystem liquidity facilities.

Article 47 of Law 2190/1920 provides that entities whose total equity is less than 50% of their share capital are obliged within six months from the year end to convene shareholders’ meeting in order to approve actions for improving the said ratio. In addition article 48 of Law 2190/1920 provides that if the entities whose total equity is less than 10% of their share capital and the above shareholders’ meeting does not take any decision for the restoration of the equity ratio, following a court decision, triggered by anyone who has a legitimate interest, the entity may be liquidated.

For the banks which participated in the Private Sector Involvement (“PSI”), the above specific requirements of Law 2190/1920 were covered by the recapitalization plan for Greek banks.  Specifically, the Directors, in concluding that the Group and the Bank can continue to operate for the foreseeable future have considered that the recapitalization plan for Greek banks forms an integral part of the financial assistance under the second economic adjustment program for Greece, which was ratified by the Greek Parliament on 14 February 2012 and adopted by the Council of the EU (the “Eurogroup”) on 21 February 2012 and 13 March 2012 (the “Program”).

The Program, which has already been approved by the International Monetary Fund (the “IMF”), the European Central Bank and the European Union (collectively referred to as the “Troika”) along with a specific sequence of disbursements, commits funds for the recapitalization plan, amounting up to €50 billion and is now in the implementation phase under the auspices of the BoG.  According to the Program:

a)        From 1 January 2012 until the banks achieve the minimum level of capital required as provided by the BoG, the BoG will allow the Bank to operate at a Core Tier I ratio lower than that required.

b)        Banks which are deemed viable based on their business and capital raising plans, as assessed by the BoG, will be given the opportunity to raise capital in the market. Residual capital needs will be met from public support from the HFSF through common shares and / or contingent convertible bonds, in a manner that preserves private sector incentives to inject capital.

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements for the Group and the Bank because:

a)        Although the Bank has received no guarantees, the Directors have a reasonable expectation that the Bank will continue to have access to the Eurosystem liquidity facilities.

b)        The temporary measures provided by the BoG and ECB as described above in relation to the minimum capital requirements will give the Bank enough time to raise the necessary capital or to tap into the facility provided by the HFSF.

c)         The Bank submitted a business and capital raising plan which included the time schedule for the implementation of the capital actions described therein, and based on this plan, the Bank was evaluated as viable by the BoG.

d)        On 28 May 2012, the HFSF contributed European Financial Stability Facility (the “EFSF”) bonds, with nominal amount totalling €7.430,0 million, as an advance for its participation in the Bank’s future share capital increase.

e)         On 9 November 2012, Act No.38/9.11.2012 of the Council of Ministers (G.G. A’ 223/2012), provided for the terms and

Notes to the Financial Statements

Group and Bank

conditions to be followed by the eligible banks for recapitalization.

f)          On 20 December 2012, the BoG through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit And Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to €9.756,0 million.  Taking into consideration the €7.430,0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to €2.326,0 million.

g)         On 21 December 2012, the HFSF contributed EFSF bonds, with nominal value of €2.326,0 million, as an additional advance for the participation in the Bank’s future share capital increase.

h)        Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30 April 2013.

At 30 June 2012, taking into consideration the above advances of €9.756,0 million by the HFSF, the Group’s capital adequacy ratio amounted to 9,3%.

2.3                     Adoption of International Financial Reporting Standards (IFRS)

The accounting policies applied for the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2011, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards applied from 1 January 2012

• IFRS 7 “Financial Instruments: Disclosures” (Amendment) (effective for annual periods beginning on or after 1 July 2011). The amendment requires certain additional disclosures in relation to transferred financial assets that are not de-recognised and for any continuing involvement in a transferred asset, existing at the reporting date, irrespective of when the related transfer transaction occurred.

The Group has applied this amendment, but it did not have an impact on the interim financial statements because the Group has not entered into transactions that are within the its scope.

2.4                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2011.

NOTE 3:                         Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

6 month period ended 30 June 2012	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	514.228	384.006	7.222	34.603	158.626	574.576	90.167	1.763.428
Net fee and commission income	44.759	40.407	(82.743)	2.632	44.879	198.776	(3.433)	245.277
Other	(6.367)	(25.538)	(346.784)	81.498	1.755	(20.129)	(23.554)	(339.119)
Total income	552.620	398.875	(422.305)	118.733	205.260	753.223	63.180	1.669.586
Direct costs	(290.521)	(25.004)	(30.458)	(62.543)	(133.614)	(331.687)	(53.144)	(926.971)
Allocated costs and provisions(1)	(941.413)	(277.562)	(1.059.115)	(31.530)	(97.270)	(113.966)	(154.976)	(2.675.832)
Share of profit of associates			2.161	493	937	318	(374)	3.535
Profit / (loss) before tax	(679.314)	96.309	(1.509.717)	25.153	(24.687)	307.888	(145.314)	(1.929.682)
Tax benefit / (expense)								25.924
Loss for the period								(1.903.758)
Non-controlling interests								4.275
Loss attributable to NBG equity shareholders								(1.899.483)

Segment assets as at 30 June 2012
Segment assets	26.480.206	15.348.014	22.838.278	2.790.545	9.654.615	22.084.439	2.914.644	102.110.741
Deferred tax assets and Current income tax advance								1.674.107
Total assets								103.784.848

Segment assets as at 31 December 2011
Segment assets	27.368.430	16.195.725	24.765.669	2.041.287	9.856.192	20.671.864	4.280.798	105.179.965
Deferred tax assets and Current income tax advance								1.551.968
Total assets								106.731.933

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Breakdown by business segment

6-month period ended 30 June 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	617.750	351.991	216.599	31.218	201.339	466.863	66.266	1.952.026
Net fee and commission income	54.009	40.411	(40.681)	2.116	47.420	144.473	(1.242)	246.506
Other	(14.885)	(30.442)	(139.888)	86.912	5.611	66.297	(22.888)	(49.283)
Total operating income	656.874	361.960	36.030	120.246	254.370	677.633	42.136	2.149.249
Direct costs	(329.974)	(26.198)	(32.918)	(67.292)	(146.647)	(329.682)	(51.247)	(983.958)
Allocated costs and provisions(1)	(676.228)	(281.273)	(1.490.806)	(129.633)	(94.478)	(52.379)	(28.654)	(2.753.451)
Share of profit of associates	—	—	(1.388)	410	481	410	1.179	1.092
Profit / (loss) before tax	(349.328)	54.489	(1.489.082)	(76.269)	13.726	295.982	(36.586)	(1.587.068)
Tax benefit / (expense)								297.033
Loss for the period								(1.290.035)
Non-controlling interests								(20.155)
Loss attributable to NBG equity shareholders								(1.310.190)

Notes to the Financial Statements

Group and Bank

NOTE 4:                         Tax benefit / (expense)

	Group		Bank
	30.6.2012	30.6.2011	30.6.2012	30.6.2011

Current tax	(102.739)	(91.577)	(6.157)	(12.739)
Deferred tax	128.663	388.610	103.674	365.154
Tax benefit / (expense)	25.924	297.033	97.517	352.415

The nominal corporation tax rate for the Bank for 2012 and 2011 is 20%.

Upon profit distribution a 25% withholding tax is imposed on distributed profits.

As at 30 June 2012, the accumulated provisions recognized by the Group and the Bank, in relation to unaudited tax years amounted to €10,9 million (2011: €10,9 million) and €8,9 million (2011: €8,9 million) respectively.  The unaudited tax years of the Group associates and subsidiaries are presented in Note 18.

NOTE 5:                         Losses per share

	Group		Bank
	30.6.2012	30.6.2011	30.6.2012	30.6.2011

Loss for the period attributable to NBG equity shareholders	(1.899.483)	(1.310.190)	(2.224.588)	(1.345.831)
Less: dividends on preference shares and preferred securities	(4.615)	(17.526)		(700)
Add: gain on redemption of preferred securities, net of tax	117.361	4.867	—	—
Loss for the period attributable to NBG ordinary shareholders	(1.786.737)	(1.322.849)	(2.224.588)	(1.346.531)

Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	955.787.493	954.947.194	956.090.482	956.090.482

Losses per share - Basic and diluted	€(1,87)	€(1,39)	€(2,33)	€(1,41)

NOTE 6:                         Loans and advances to customers

	Group		Bank
	30.6.2012	31.12.2011	30.6.2012	31.12.2011
Mortgages	23.784.458	24.078.525	19.421.791	19.895.288
Consumer loans	8.857.478	8.663.600	5.002.254	5.108.509
Credit cards	6.039.758	5.360.133	1.482.732	1.550.677
Small business lending	6.173.886	6.221.236	3.685.580	3.812.211
Retail lending	44.855.580	44.323.494	29.592.357	30.366.685
Corporate and public sector lending	32.163.150	34.292.317	25.867.289	28.293.652
Total before allowance for impairment on loans and advances to customers	77.018.730	78.615.811	55.459.646	58.660.337
Less: Allowance for impairment on loans and advances to customers	(7.211.110)	(7.119.590)	(5.639.442)	(5.769.100)
Total	69.807.620	71.496.221	49.820.204	52.891.237

Included in the Group’s loans and advances to customers, as at 30 June 2012, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €236.977 (2011 €278.670). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 30 June 2012, corporate and public sector lending for the Group and the Bank includes a loan to the Greek state net of allowance for impairment of €5.223,4 million (2011: €5.703,5 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

At 31 December 2011, loans and advances to customers for the Group and the Bank included certain receivables from the Hellenic Republic that were exchanged in the context of the Private Sector

Notes to the Financial Statements

Group and Bank

Involvement (“PSI”) during the 6-month period ended 30 June 2012. At 31 December 2011 the amount of these receivables before allowance for impairment was €1.949,4 million and the net carrying amount after allowance for impairment was €483,8 million.

Securitization of loans

On 15 March 2012, Agorazo Plc proceeded with the partial redemption of class A notes of €58,1 million.

On 20 March 2012, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €106,9 million and of €79,4 million, respectively.

Covered bonds

On 9 March, 11 April and 14 May 2012, the Bank proceeded with the cancellation of covered bonds of €170,0 million, €70,0 million and €160,0 million respectively, related to the 4th series under its second covered bond program.

NOTE 7:                         Greek government bonds

The Group and the Bank participated in the exchange of Greek government bonds in the context of the PSI and received new Greek government bonds of nominal value €4.437,2 million and €4.195,7 million, respectively. In 2011 the Group and the Bank recognized, with respect to the exchanged Greek government bonds and loans, impairment charges before tax of €11.783,3 million and €10.555,1 million, respectively. During the 6 month period ended 30 June 2012, the Group and the Bank recognized, with respect to the exchanged Greek government bonds and loans, additional impairment charges before tax of €465,9 million and €441,9 million, respectively.

NOTE 8:                         Goodwill, software and other intangibles assets

The Group’s increase in the net book value of goodwill, software and other intangible assets is mainly due to the foreign exchange differences arising from the translation of Finansbank and Vojvodjanska Bank goodwill which amounted to €91.696. Furthermore, the goodwill of Vojvodjanska Bank and NBG Leasing d.o.o. Belgrade was impaired by €(65.000) and €(1.066) respectively.

The Group’s additions to goodwill, software and other intangible assets during the period ended 30 June 2012, amounted to €82.979, whereas the net disposals and write offs amounted to €(68.176).

The Bank’s additions to software and other intangible assets during the period ended 30 June 2012, amounted to €28.402, while disposals were nil.

NOTE 9:                         Non-current assets held for sale and liabilities associated with non-current assets held for sale

On 11 July 2012, the offer process undertaken by Finansbank for Finans Pension was finalized by signing an agreement with Cigna Nederland Gamma B.V. by which the latter will acquire from Finansbank 51,0% of Finans Pension shares.  Finansbank will retain the remaining 49,0% and it was agreed to operate Finans Pension through a formation of a 51,0%/ 49,0% Joint Venture.  The necessary approvals were obtained from the Turkish regulatory bodies on 2 November and on 9 November 2012 Cigna paid TL 202,9 million as a consideration for the 51,0% of the share capital.

Assets and liabilities of Finans Pension listed below are presented as non-current assets held for sale and as liabilities associated with non-current assets held for sale, respectively.

Group
30.6.2012

Due from banks	38.363
Financial assets at fair value through profit or loss and investment securities	13.563
Insurance related assets and receivables	14.933
Other	2.469
Total assets	69.328

Insurance related reserves and liabilities	41.784
Current income tax liabilities	1.159
Other	4.994
Total liabilities	47.937

Notes to the Financial Statements

Group and Bank

NOTE 10:                  Due to customers

	Group		Bank
	30.6.2012	31.12.2011	30.6.2012	31.12.2011
Deposits:
Individuals	43.639.915	47.716.946	31.420.889	35.771.831
Corporates	8.929.592	8.846.615	5.077.537	5.450.875
Government and agencies	2.184.332	2.168.510	2.060.726	2.096.214
Total deposits	54.753.839	58.732.071	38.559.152	43.318.920
Securities sold to customers under agreements to repurchase	15.000	25.530	5.608	5.970
Other	427.620	786.039	325.492	700.277
Total	55.196.459	59.543.640	38.890.252	44.025.167

	Group		Bank
	30.6.2012	31.12.2011	30.6.2012	31.12.2011
Deposits:
Savings accounts	17.543.936	19.297.547	16.273.548	18.254.947
Time deposits	30.978.861	32.768.315	17.791.083	19.987.341
Current accounts	2.262.617	2.413.200	1.198.554	1.435.641
Sight deposits	3.513.587	3.841.770	2.860.402	3.241.537
Other deposits	454.838	411.239	435.565	399.454
	54.753.839	58.732.071	38.559.152	43.318.920
Securities sold to customers under agreements to repurchase	15.000	25.530	5.608	5.970
Other	427.620	786.039	325.492	700.277
	442.620	811.569	331.100	706.247
Total	55.196.459	59.543.640	38.890.252	44.025.167

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. As at 30 June 2012, these deposits amount to €2.860.915 (2011: €1.779.727) for both the Group and the Bank.

On 23 March 2012, following completion of the competition process carried out under article 63D of Law 3601/2007, the Bank assumed the total deposits of the following cooperative banks Achaiki Cooperative Bank, Cooperative Bank of Lamia, and Cooperative Bank of Lesvos-Limnos, amounting to €320,5 million.  The Bank assumed only the deposits of the said banks and no other assets or liabilities thereof.

NOTE 11:                  Debt securities in issue, other borrowed funds and preferred securities

On 3 January 2012, the Bank announced a voluntary tender offer (the “Offer”) for the acquisition of any and all of the five series of the preferred securities issued by the Bank’s subsidiary, NBG Funding Ltd and for the €1.500,0 million 3rd Series fixed rate covered bonds due in 2016 (which form part of the existing Bank’s €10,0 billion covered bonds program). Based upon the aggregate nominal amounts of the securities validly tendered for purchase pursuant to the Offer, the Bank accepted for purchase securities in EUR with nominal value of €117,3 million, securities in USD with nominal value of USD 47,5 million, securities in GBP with nominal value of £39,2 million and covered bonds in EUR with nominal value of €636,1 million.  The settlement date for the purchase by the Bank of the above securities was 19 January 2012 and the purchase was funded by existing liquidity reserves of the Bank.

On 15 February 2012, Finansbank (via a special purpose entity) redeemed the USD 500,0 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights issued in March 2005.  The outstanding amount of Series 2005-A as of 31 December 2011 was USD 31 million.

On 22 February 2012, NBG Finance Plc redeemed the €80,0 million Fixed Rate Notes, guaranteed by the Bank, issued in September 2010.

On 27 April 2012, Finansbank redeemed the TL 150,0 million Fixed Rate Bonds, issued in November 2011.

On 11 May 2012, Finansbank issued TL 400,0 million Fixed Rate Bonds. The notes matured on 5 November 2012 and paid interest at 10,47%. Principal amount and interest were paid at maturity in a single payment.

On 25 May 2012, Finansbank redeemed the TL 200,0 million Fixed Rate Bonds, issued in November 2011.

On 11 June 2012, Finansbank issued TL 700,0 million Fixed Rate Bonds. The bonds matured on 4 December 2012 and paid interest at 10,72%. Principal amount and interest were paid at maturity in a single payment.

Financings under the Hellenic Republic bank support plan

On 24 May 2012, the Fixed Rate Notes of €3.000,0 million issued by the Bank in February 2012, under the government guaranteed borrowings facility provided by Law 3723/2008 (pillar II), matured.

Notes to the Financial Statements

Group and Bank

These Notes were held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position.

NOTE 12:  Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group. However, at 30 June 2012 the Group and the Bank have provided for cases under litigation the amounts of €85,8 million and €76,4 million respectively.

b. Pending tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount which cannot be determined at present, it is not expected to have a material effect on the Group’s and the Bank’s net assets. The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 are currently being audited by the tax authorities whereas the financial year 2011 was audited by the certified public accountant of the Bank, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994 and the tax audit certificate was issued on 27 July 2012.  The 2011 financial year will be considered final for tax audit purposes after 18 months from the issue of the tax audit certificate during which the tax authorities are entitled to re-examine the tax books of the Bank based on Ministerial Decision 1159/22.7.2011.

For the subsidiaries and associates regarding unaudited tax years refer to Note 18.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	30.6.2012	31.12.2011	30.6.2012	31.12.2011
Commitments to extend credit*	14.662.141	14.679.117	5.321.067	6.903.689
Standby letters of credit and financial guarantees written	5.650.625	5.970.422	3.598.876	4.010.307
Commercial letters of credit	630.319	589.924	187.877	110.326
Total	20.943.085	21.239.463	9.107.820	11.024.322

* Commitments to extend credit at 30 June 2012 include amounts of €43,4 million for the Group (2011: €1.685,7 million) and €42,1 million for the Bank (2011: €80,0 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	30.6.2012	31.12.2011	30.6.2012	31.12.2011
Assets pledged as collateral	37.855.926	33.383.491	36.362.584	31.548.398

As at 30 June 2012, the pledged amounts relate to:

•                  trading and investment debt securities of €4.602,4 million pledged mainly for funding purposes with the ECB, the European Investment Bank (“EIB”) and other central banks, as well as, for the purposes of transactions through TARGET with the BoG and with the derivatives clearing house (ETESEP),

•                  bonds covered with mortgage loans amounting to €9.036,1 million,

•                 securitized notes backed with mortgage loans, receivables from public sector, consumer and auto loans and credit cards amounting to €9.749,1 million, and

•                loans and advances to customers amounting to €14.468,3 million pledged mainly with BoG for funding purposes.

Additionally, the Bank has pledged for funding purposes:

•                  floating Rate notes of €14.798,3 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank,

•                  Greek government bonds of €787,0 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses, and

•                  EFSF bonds of €7.430,0 million obtained as an advance from HFSF for the participation in the Bank’s future share capital increase.

In addition to the pledged items presented in the table above, during the 6 month period ended 30 June 2012, the Group has pledged an amount of €321,2 million with respect to a guarantee for the non-payment risk of the Hellenic Republic.

Notes to the Financial Statements

Group and Bank

e. Operating lease commitments

	Group		Bank
	30.6.2012	31.12.2011	30.6.2012	31.12.2011
No later than 1 year	84.597	87.842	88.940	91.494
Later than 1 year and no later than 5 years	246.886	260.147	346.860	357.962
Later than 5 years	127.183	140.856	983.952	1.041.422
Total	458.666	488.845	1.419.752	1.490.878

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea Reic, a real estate investment company of the Group.  The leases typically run for a period of up to 20 years, with an option to renew the lease after the period. However, the Bank may terminate them following a three-month notice.

NOTE 13:  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 30 June 2012 and 31 December 2011 was 956.090.482, with a nominal value of €5,0 per share.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,3 each. The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to USD 2,25 per preference share.

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1.000,0 million through the issue of additional 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70.000.000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200.000.000 Redeemable Preference Shares at a nominal value of €5,0 each.

Share Capital — Total

Following the above, the total paid-up share capital of the Bank amounts to €6.137.952 divided into:

	Bank
	# of shares	Par value	Amount

Ordinary shares	956.090.482	5,0	4.780.452
Non-cumulative, non-voting, redeemable preference shares	25.000.000	0,3	7.500
Redeemable preference shares in favour of the Greek State	270.000.000	5,0	1.350.000
Total share capital			6.137.952

Share premium

The movement of the share premium is as follows:

	Group		Bank
	2012	2011	2012	2011
At 1 January	3.326.063	3.327.740	3.324.623	3.326.321
Share capital issue costs	—	(1.677)	—	(1.698)
At 31 December	3.326.063	3.326.063	3.324.623	3.324.623

Movements in share premium account under “Share capital issue costs” in 2011, relate to deferred taxes due to changes in tax rates.

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s bank support plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by National Securities S.A.

At 30 June 2012, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€’000s
At 1 January 2011	743.689	4.901
Purchases	41.381.705	168.057
Sales	(42.062.422)	(172.848)
At 31 December 2011	62.972	110

Purchases	35.785.594	75.077
Sales	(35.837.803)	(75.164)
At 30 June 2012	10.763	23

Notes to the Financial Statements

Group and Bank

NOTE 14:  Tax effects relating to other comprehensive income / (expense) for the period

	6 month period ended			6 month period ended
	30.6.2012			30.6.2011
Group	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	(398.807)	(36.189)	(434.996)	(258.836)	13.671	(245.165)
Less: Reclassification adjustments included in the income statement	101.861	(5.007)	96.854	1.047.549	(188.812)	858.737
Available-for-sale securities	(296.946)	(41.196)	(338.142)	788.713	(175.141)	613.572
Currency translation differences	266.107	—	266.107	(594.909)	—	(594.909)
Net investment hedge	—	—	—	—	(9.400)	(9.400)
Cash flow hedge	(600)	120	(480)	7.823	(1.577)	6.246
Other comprehensive income / (expense) for the period	(31.439)	(41.076)	(72.515)	201.627	(186.118)	15.509

	6 month period ended			6 month period ended
	30.6.2012			30.6.2011
Bank	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	(569.298)	1.384	(567.914)	(179.639)	(1.185)	(180.824)
Less: Reclassification adjustments included in the income statement	93.712	(21.063)	72.649	933.035	(186.607)	746.428
Available-for-sale securities	(475.586)	(19.679)	(495.265)	753.396	(187.792)	565.604
Currency translation differences	383	—	383	894	—	894
Other comprehensive income / (expense) for the period	(475.203)	(19.679)	(494.882)	754.290	(187.792)	566.498

NOTE 15:  Acquisitions, disposals and other capital transactions

Acquisitions

In the first half of 2012, the following transactions took place:

On 15 March 2012, the Bank acquired 10,2% of Banca Romaneasca from European Bank for Reconstruction and Development (“EBRD”) through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to €26,1 million.

As of 30 June 2012, Finansbank acquired 29,4% of Finans Investment Trust for total consideration of TL 5,1 million.

NOTE 16:  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 6 month period ended 30 June 2012 and 2011 and the significant balances outstanding at 30 June 2012 and 31 December 2011 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 3% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount €9,0 million as of 30 June 2012 (31 December 2011: €10,4 million respectively). The list of the members of the Board of Directors of the Bank is presented under Note 1, “General Information”.

As at 30 June 2012, loans and deposits, at Group level, amounted to €24,0 million and €8,8 million respectively (31 December 2011: €26,2 million and €10,9 million respectively), whereas the corresponding figures at Bank level amounted to €23,4 million and €1,9 million respectively (31 December 2011: €25,6 million and €5,1 million respectively).

Notes to the Financial Statements

Group and Bank

Total compensation to related parties amounted to €9,2 million (30 June 2011: €9,5 million) for the Group and to €2,7 million (30 June 2011: €4,0 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	30.6.2012	31.12.2011	30.6.2012	31.12.2011

Assets	4.160	3.832	5.459.982	8.217.830
Liabilities	21.519	14.531	4.262.766	3.799.275
Letters of guarantee, contingent liabilities and other off balance sheet accounts	18.787	14.901	3.129.137	3.278.713

	6 month period ended		6 month period ended
	30.6.2012	30.6.2011	30.6.2012	30.6.2011

Interest, commission and other income	2.506	2.889	107.225	91.858
Interest, commission and other expense	3.060	3.496	134.189	130.591

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 30 June 2012, amounted to €453,7 million and €453,6 million respectively (31 December 2011: €413,7 million and €413,6 million for the Group and the Bank respectively).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 June 2012, amounted to €100,1 million and €29,9 million respectively (31 December 2011: €116,0 million and €40,9 million respectively).

NOTE 17:  Capital adequacy and credit ratings

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

In accordance with the BoG directives (Governor’s Act 2630/29.10.2010) the Group’s capital base includes all types of regulatory eligible Own Funds, among others, the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

From 1 January 2012 and until the Group achieves the minimum level of capital required, the BoG will allow the Bank to operate at a Core Tier I ratio lower than that provided.

Within the context of the recapitalization plan, on 28 May 2012, the HFSF contributed EFSF bonds with nominal amount of €7.430,0 million, as an advance for its participation in the Bank’s future share capital increase.

On 20 December 2012, the BoG through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit And Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to €9.756,0 million.  Taking into consideration the €7.430,0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to €2.326,0 million.

On 21 December 2012, the HFSF contributed EFSF bonds, with nominal value of €2.326,0 million, as an additional advance for the participation in the Bank’s future share capital increase.

Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30 April 2013.

At 30 June 2012, the capital adequacy ratio was below the minimum required of 8,0% i.e. (5,2)% whereas after taking into consideration the additional amount of €9.756,0 million by the HFSF as above, the Group’s capital adequacy ratio amounted to 9,3%.

Notes to the Financial Statements

Group and Bank

Capital adequacy (amounts in € million)

	Group			Bank
	30.6.2012	30.6.2012	31.12.2011	30.6.2012	30.6.2012	31.12.2011
Capital:	Pro-forma*			Pro-forma*
Upper Tier I capital	5.957	(3.799)	(2.502)	4.540	(5.216)	(3.015)
Lower Tier I capital	1.915	1.915	2.127	1.740	1.740	1.740
Deductions	(2.037)	(2.037)	(1.992)	(141)	(141)	(131)
Tier I capital	5.835	(3.921)	(2.367)	6.139	(3.617)	(1.406)
Upper Tier II capital	181	181	305	481	481	709
Lower Tier II capital	408	408	430	409	409	430
Deductions	(184)	(184)	(32)	(465)	(465)	(311)
Total capital	6.240	(3.516)	(1.664)	6.564	(3.192)	(578)

Total risk weighted assets	66.979	66.979	64.248	50.633	50.633	50.539

Ratios:
Tier I	8,7%	(5,9)%	(3,7)%	12,1%	(7,1)%	(2,8)%
Total	9,3%	(5,2)%	(2,6)%	13,0%	(6,3)%	(1,1)%

(*)The capital and capital ratios include the amount of €9.756 million in accordance with the confirmative letter by the HFSF (note2.2).

Credit ratings

The following table presents the current credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Caa2	NP	E	Negative
Standard & Poor’s	CCC	C	—	Negative
Fitch	CCC	C	WD	—

Notes to the Financial Statements

Group and Bank

NOTE 18:                  Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.6.2012	31.12.2011	30.6.2012	31.12.2011

National Securities S.A. (**)	Greece	2009-2011	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A. (**)	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A. (**)	Greece	2009-2011	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A. (**)	Greece	2010-2011	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados (**)	Greece	2009-2011	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A. (**)	Greece	2010-2011	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven) (2)	Greece	2005-2011	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A. (**)	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2010-2011	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	2010-2011	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A. (**)	Greece	2006-2011	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A. (**)	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2010-2011	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2010-2011	77,76%	77,76%	77,76%	77,76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A. (**)	Greece	2010-2011	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2007-2008 & 2010-2011	99,81%	99,81%	82,23%	82,23%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2011	94,11%	94,11%	29,87%	29,87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2007-2011	99,77%	99,77%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2007-2011	99,77%	99,77%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2007-2011	83,90%	54,56%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2007-2011	99,81%	99,71%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2011	99,81%	99,81%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Finance) (*)	Turkey	2009-2011	99,81%	99,81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009-2011	99,81%	99,81%	—	—
NBG Malta Holdings Ltd	Malta	2006-2011	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2011	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010-2011	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2011	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2011	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2011	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2011	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2011	100,00%	100,00%	—	—
NBG Securities Romania S.A.	Romania	2007-2011	100,00%	100,00%	73,12%	100,00%
Banca Romaneasca S.A. (*)	Romania	2007-2011	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A.	Romania	2010-2011	99,29%	99,29%	—	—
NBG Leasing IFN S.A.	Romania	2007-2011	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2011	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2011	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2011	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009-2011	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2004-2011	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2006-2011	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2011	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2010-2011	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011	100,00%	100,00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2011	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2011	99,71%	99,71%	94,36%	94,36%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2011	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2011	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2011	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2011	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2011	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2011	100,00%	100,00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2011	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2011	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2011	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2010-2011	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	100,00%	100,00%	100,00%	100,00%

(*) % of participation includes the effect of put and call option agreements.

(**) Companies for which tax audit certificates have been issued, however the year will be considered final 18 months after the issuance of the tax certificates

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
The Group’s and Bank’s associates are as follows:	Country	unaudited	30.6.2012	31.12.2011	30.6.2012	31.12.2011

Social Securities Funds Management S.A. (**)	Greece	2010-2011	20,00%	20,00%	20,00%	20,00%
Larco S.A. (1)	Greece	2009-2011	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2009-2011	21,21%	21,21%	21,21%	21,21%
Teiresias S.A. (**)	Greece	2008-2011	39,34%	39,34%	39,34%	39,34%
Hellenic Spinning Mills of Pella S.A.(2)	Greece	—	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	1.7.2009- 31.12.2011	36,99%	33,30%	36,99%	33,30%
Pyrrichos Real Estate S.A.	Greece	2010-2011	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A. (**)	Greece	2010-2011	35,00%	35,00%	35,00%	35,00%
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009-2011	33,27%	33,27%	—	—
UBB Chartis Insurance Company A.D.	Bulgaria	2007-2011	59,97%	59,97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2011	59,97%	59,97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2011	19,98%	19,98%	—	—

(**) Companies for which tax audit certificates have been issued, however the year will be considered final after 18 months
(1)	From 2010, Larco S.A. has been reclassified to Non-current assets held for sale.
(2)	Under liquidation

NOTE 19:                  Events after the reporting period

As of 1 July 2012, the foreign branch of NBG in Albania, became a subsidiary under the name Banka NBG Albania Sh.a. in which the Bank participates with 100%.

On 9 August 2012, the Bank proceeded with the cancellation of covered bonds of €653,8 million related to the 3rd series under its first covered bond program.

On 14 September 2012, Finansbank issued TL 400,0 million bonds maturing in 6 months and bearing a fixed interest rate of 10,0%.

On 17 September 2012, Agorazo Plc proceeded with the partial redemption of class A notes of €0,2 million.

On 17 September 2012, Revolver 2008 -1 Plc, proceeded with the partial cancellation of class A notes of €100,0 million.

On 20 September 2012, Spiti Plc proceeded with the partial redemption of class A notes of €27,6 million.

On 20 September 2012, Autokinito Plc proceeded with the partial redemption of class A notes of €74,8 million.

On 21 September 2012, Finansbank issued TL 500,0 million Fixed Rate Bonds, maturing on 19 March 2013 and interest at 9,6%.

On 27 September 2012, the Bank fully subscribed the share capital increase of Ethniki Hellenic General Insurance S.A. for the amount of €500,0 million.

On 4 October 2012, ASTIR Palace Vouliagmenis SA established ASTIR Marina Vouliagmenis SA, a wholly owned subsidiary.  The capital contributed amounted to €5,0 million.

On 5 October 2012, the Bank submitted a voluntary share exchange offer to acquire all the outstanding ordinary registered shares of Eurobank Ergasias S.A., with a par value of €2,22 per share.  The offer is to exchange 58 new shares of the Bank, with a new par value of €1,00 per share for every 100 shares of Eurobank.  If the Bank acquires 100% of the shares (upon completion of the offer), the existing shareholders of the Bank would be represented with 75,0% in the share capital of the Bank, while the existing shareholders of Eurobank would hold the remaining 25,0%.  Following the offer, on 23 November 2012, the 2nd Repeat General Meeting of the Bank’s shareholders approved the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from €5,00 to €1,00 per share, as per article 4.4a of the Companies Act as amended, with the formation of a special reserve of an equal amount.   Furthermore, it was decided that the share capital increase of the Bank will be subscribed in kind (i.e., shares of Eurobank Ergasias S.A.). This share capital increase will be covered exclusively by the ordinary shareholders of Eurobank Ergasias S.A., who will accept the tender offer as above, with abolition of the preemptive rights of existing shareholders.

On 1 November 2012, Finansbank issued USD 350,0 million Fixed Rate Bonds. The notes mature in 5 years and pay interest at 5,15%. Interest will be paid semi-annually.

On 5 November 2012, Finansbank redeemed the TL 400,0 million Fixed Rate Bonds, issued in May 2012.

On 12 November 2012, Law 4093/2012 (GG ‘A 222) provided that the credit institutions which receive capital support from the HFSF in accordance with Law 3864/2010, are obliged to one-off payment to HFSF of the amount of €555,6 million.  The amount and the terms of payment for each participating credit institution will be determined in the presubscription agreements with HFSF. The amount of €115,6 million relates to the Bank.

On 12 November 2012, Law 4093/2012 (GG ‘A 222) provided that the fixed return of 10% of the preference shares issued in favour of the Greek State in accordance with Law 3723/2008, is payable in any case, except when the payment of the fixed return will lower the Core Tier I ratio of the Bank below the minimum required.  The said provision is in force notwithstanding the provisions of Company Law 2190/1920, except for article 44a.

Notes to the Financial Statements

Group and Bank

On 15 November 2012, Finansbank issued TL 750,0 million Fixed Rate Bonds. The bonds mature in 6 months and bearing an interest rate of 8,3%.

On 16 November 2012, Finansbank disposed of its 100% subsidiary Finans Tuketici Finansmani A.S for TL 4,3 million.

On 29 November 2012, Finansbank amended the dual tranche term loan facility signed on 30 November 2011, based on which the amounts of USD 220,5 million and €210,6 million were amended to USD 188,0 million and €211,9 million respectively.

On 4 December 2012, Finansbank redeemed the TL 700,0 million Fixed Rate Bonds issued in June 2012.

On 7 December 2012, the Bank’s Board of Directors unanimously approved the Bank’s participation in the debt buyback program arranged by the Public Debt Management Agency for the account of the Hellenic Republic.  The debt buyback program was completed on 11 December 2012.  The Bank and the Group offered bonds of nominal value of €4,4 billion and carrying value on 30 September 2012 €862,4 million that were exchanged with 6-month EFSF bonds of €1,5 billion (average exchange price 33,96%). The exchange resulted in profit before tax of €314,1 million, compared to September 2012 balances, which will increase the regulatory capital of the Bank and the Group. The equity of the Bank and the Group increased by €646,3 million. The exchange, related to the total of the new Greek government bonds held by the Bank at 30 September 2012, which had been classified as available-for-sale.

On 13 December 2012, Finansbank issued TL 650,0 million Fixed Rate Bonds maturing on 7 June 2013, bearing an interest rate of 7,95%.

NOTE 20:                  Foreign exchange rates

		Fixing	Average	Average
FROM	TO	30.6.2012	1.1 – 30.6.2012	1.1 - 30.6.2011

ALL	EUR	0,00724	0,00731	0,00724
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,13157	0,12836	0,12140
GBP	EUR	1,23946	1,21575	1,15291
MKD	EUR	0,01623	0,01638	0,01637
RON	EUR	0,22465	0,22801	0,23978
TL	EUR	0,43794	0,42808	0,45463
USD	EUR	0,79428	0,77100	0,71358
RSD	EUR	0,00863	0,00908	0,00987
ZAR	EUR	0,09646	0,09730	0,10368

Notes to the Financial Statements

Group and Bank

NOTE 21:                  Reclassifications of financial assets

Reclassifications of IAS 39

The following table presents the carrying amount by nature of security, as at 30 June 2012, of the financial instruments that have been reclassified during 2008 and 2010 and are still held by the Bank and the Group (see Note 7):

	Group			Bank
30 June 2012	Transferred in 2008	Transferred in 2010	Total	Transferred in 2008	Transferred in 2010	Total

Greek Government bonds	—	732.283	732.283	—	732.283	732.283
Sovereign bonds (other than GGBs)	19.042	24.621	43.663	—	24.621	24.621
Debt securities issued by Greek financial institutions	49.266	175.335	224.601	33.231	112.375	145.606
Debt securities issued by foreign financial institutions	14.617	116	14.733	5.115	116	5.231
Debt securities issued by Greek corporate entities	—	99.471	99.471	—	99.471	99.471
Debt securities issued by foreign corporate entities	14.622	—	14.622	—	—	—
Equity securities	7.307	—	7.307	4.415	—	4.415
Mutual funds	28.052	—	28.052	—	—	—
Total	132.906	1.031.826	1.164.732	42.761	968.866	1.011.627

Group

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2012, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €1.031,8 million. The market value of these securities is €399,7 million. During the period ended 30 June 2012, €15,9 million interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 June 2012 would have been higher by €26,4 million (€23,3 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €60,0 million.

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2012, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently is €132,9 million. The market value of these securities is €115,1 million. During the period ended 30 June 2012, €2,2 million of interest income, €0,1 million of dividend income and €1,5 million of impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 June 2012 would have been higher by €4,4 million (€3,5 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €1,3 million.

Bank

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2012, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €968,9 million. The market value of these securities is €336,8 million. During the period ended 30 June 2012, €13,6 million of interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 June 2012 would have been higher by €15,4 million (€12,3 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €49,0 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 30 June 2012, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently, is €42,8 million. The market value of these securities is €33,5 million. During the period ended 30 June 2012, €0,7 million of interest income, €0,1 million of dividend income and €0,4 million of impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 June 2012 would have been higher by €4,9 million (€3,9 million net of tax), and the available-for-sale securities reserve, net of tax, would have been lower by €1,8 million.

Notes to the Financial Statements

Group and Bank

Other reclassifications

Certain amounts in prior period have been reclassified to conform to the current presentation, as follows:

Statement of financial position

	Group			Bank
	31.12.2011			31.12.2011
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Derivative financial instruments	3.610.701	3.748.757	(138.056)	2.785.262	2.923.318	(138.056)
Total assets	106.731.933	106.869.989	(138.056)	87.169.494	87.307.550	(138.056)

Derivative financial instruments	4.331.404	4.469.460	(138.056)	3.802.429	3.940.485	(138.056)
Total liabilities	106.984.950	107.123.006	(138.056)	88.235.010	88.373.066	(138.056)
Total equity	(253.017)	(253.017)	—	(1.065.516)	(1.065.516)	—
Total equity and liabilities	106.731.933	106.869.989	(138.056)	87.169.494	87.307.550	(138.056)

Income Statement

	Group			Bank
	6 month period ended 30.06.2011			6 month period ended 30.06.2011
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified

Impairment of Greek government bonds	(1.645.231)	—	(1.645.231)	(1.427.114)	—	(1.427.114)
Profit / (loss) before tax	(1.587.068)	58.163	(1.645.231)	(1.698.246)	(271.132)	(1.427.114)
Tax expense	297.033	(9.203)	306.236	352.415	66.992	285.423
Impairment of Greek Government Bonds, net of tax	—	(1.338.995)	1.338.995	—	(1.141.691)	1.141.691
Profit / (loss) for the period	(1.290.035)	(1.290.035)	—	(1.345.831)	(1.345.831)	—

Income Statement

	Group			Bank
	3 month period ended 30.06.2011			3 month period ended 30.06.2011
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified

Impairment of Greek government bonds	(1.645.231)	—	(1.645.231)	(1.427.114)	—	(1.427.114)
Profit / (loss) before tax	(1.764.174)	(118.943)	(1.645.231)	(1.643.637)	(216.523)	(1.427.114)
Tax expense	304.852	(1.384)	306.236	323.693	38.270	285.423
Impairment of Greek Government Bonds, net of tax	—	(1.338.995)	1.338.995	—	(1.141.691)	1.141.691
Profit / (loss) for the period	(1.459.322)	(1.459.322)	—	(1.319.944)	(1.319.944)	—

NOTE 22:                  Restatements

Restatement of Income Statement for the period ended 31 March 2012

At 31 March 2012, the Group and the Bank recorded additional impairment charges regarding the Greek government bonds that were exchanged in the PSI, due to the revised estimate of the fair value of the new Greek government bonds by using a higher discount rate, compared to the one used at the 31 December 2011 assessment. At the time the condensed interim consolidated and separate financial statements for the Group and the Bank for the period ended 31 March 2012 were issued, the international accounting community had not reached a final consensus whether, immediately after their issuance, the market for the new Greek government bonds issued in the context of the PSI was active or not.

Subsequent to the issuance of the condensed interim consolidated and separate financial statements for the period ended 31 March 2012, the international accounting community reached a consensus that, immediately after their issuance, the market for the new Greek government bonds issued in the context of the PSI was active. The Group and the Bank endorsed this conclusion and used the market prices to initially recognise the new Greek government bonds received in the context of the PSI. As a result, the amount of the impairment charge recognised in the 3 month period ended 31 March 2012 increased to take into consideration these market prices and the income statement and the statement of comprehensive income were restated as presented in the tables below:

Notes to the Financial Statements

Group and Bank

Statement of financial position

	Group			Bank
	31.03.2012			31.03.2012
€ 000’s	As restated	As previously reported	Adjustments	As restated	As previously reported	Adjustments
Loans and advances to customers	69.646.155	69.886.517	(240.362)	51.105.163	51.345.525	(240.362)
Investment securities	10.563.761	10.381.089	182.672	7.754.974	7.561.725	193.249
Deferred tax assets	1.391.034	1.388.042	2.992	1.084.423	1.084.423	—
Other assets	2.738.870	2.764.168	(25.298)	2.060.466	2.085.764	(25.298)
Total assets	104.014.982	104.094.978	(79.996)	82.830.807	82.903.218	(72.411)
Due to banks	35.251.512	35.246.620	4.892	34.986.445	34.981.553	4.892
Total liabilities	105.065.310	105.060.418	4.892	84.986.298	84.981.406	4.892
Reserves and retained earnings	(10.775.691)	(10.690.803)	(84.888)	(11.618.066)	(11.540.763)	(77.303)
Equity attributable to NBG shareholders	(1.312.342)	(1.227.454)	(84.888)	(2.155.491)	(2.078.188)	(77.303)
Total equity	(1.050.328)	(965.440)	(84.888)	(2.155.491)	(2.078.188)	(77.303)
Total equity and liabilities	104.014.982	104.094.978	(79.996)	82.830.807	82.903.218	(72.411)

Income Statement

	Group				Bank
	3 month period ended 31.03.2012				3 month period ended 31.03.2012
€ 000’s	As restated	As previously reported	Reclassifications	Restatements	As restated	As previously reported	Reclassifications	Restatement

Interest and similar income	1.633.927	1.641.436	—	(7.509)	876.142	883.587	—	(7.445)
Net interest income	909.127	916.636	—	(7.509)	522.683	530.128	—	(7.445)
Net trading income / (loss) and results from investment securities	(248.386)	(269.728)	(16.257)	37.599	(267.424)	(288.766)	(16.257)	37.599
Total income	804.590	790.757	—	13.833	224.903	211.006	—	13.897
Credit provisions and other impairment charges	(577.010)	(833.404)	256.394	—	(491.427)	(734.397)	242.970	—
Impairment of Greek government bonds	(465.862)	—	(240.137)	(225.725)	(441.925)	—	(226.713)	(215.212)
Profit / (loss) before tax	(803.228)	(607.593)	—	(195.635)	(1.014.220)	(829.162)	—	(185.058)
Tax benefit / (expense)	70.936	67.944	—	2.992	—	—	—	—
Profit / (loss) for the period	(732.292)	(539.649)	—	(192.643)	(910.546)	(725.488)	—	(185.058)
NBG equity shareholders	(729.693)	(537.050)	—	(192.643)	(910.546)	(725.488)	—	(185.058)
Losses per share - Basic and diluted	(0,65)	(0,45)	—	(0,20)	(0,95)	(0,76)	—	(0,19)

Statement of Comprehensive Income

	Group			Bank
	3 month period ended 31.03.2012			3 month period ended 31.03.2012
€ 000’s	As restated	As previously reported	Restatement	As restated	As previously reported	Restatement

Loss for the period	(732.292)	(539.649)	(192.643)	(910.546)	(725.488)	(185.058)
Available-for-sale securities, net of tax	(47.706)	(155.461)	107.755	(179.872)	(287.627)	107.755
Other comprehensive income / (expense) for the period	33.995	(73.760)	107.755	(179.429)	(287.184)	107.755
Total comprehensive expense for the period	(698.297)	(613.409)	(84.888)	(1.089.975)	(1.012.672)	(77.303)
NBG equity shareholders	(695.406)	(610.518)	(84.888)	(1.089.975)	(1.012.672)	(77.303)

Summary financial data

Group and Bank

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2012 TO 30 JUNE 2012
(Published in accordance with rule 4/507/28.04.2009 of the Capital Market Commission)
(amounts in thousand EURO)

Company Information
Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	21 December 2012
Certified Public Accountant - Auditor:	Manos Pelidis (RN SOEL 12021)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Independent Auditor’s Report:	Unqualified opinion - Emphasis of matter
Issue date of Auditor’s report:	21 December 2012
Website:	www.nbg.gr

Statement of Financial Position

	Group		Bank
	30.6.2012	31.12.2011	30.6.2012	31.12.2011
ASSETS
Cash and balances with central banks	4.580.121	4.082.153	2.081.925	1.566.583
Due from banks (net)	4.836.744	4.635.846	5.835.068	8.026.009
Financial assets at fair value through profit or loss	2.846.971	2.682.655	2.579.845	2.457.257
Derivative financial instruments	3.683.727	3.610.701	3.198.605	2.785.262
Loans and advances to customers (net)	69.807.620	71.496.221	49.820.204	52.891.237
Available for sale investment securities	5.823.022	4.509.230	1.819.888	1.157.474
Held to maturity investment securities	300.988	1.023.666	1.070.096	1.322.230
Loans and receivables investment securities	2.655.595	5.155.545	2.797.245	4.684.066
Investment property	279.655	274.470	—	—
Investments in subsidiaries	—	—	8.348.062	8.460.927
Investments in associates	45.411	42.484	6.716	5.803
Goodwill, software & other intangible assets	2.213.161	2.136.821	138.611	128.953
Property & equipment	1.995.032	2.022.676	338.310	353.093
Deferred tax assets	1.396.414	1.309.609	1.084.305	1.000.326
Insurance related assets and receivables	651.311	700.638	—	—
Current income tax advance	277.693	242.359	277.693	242.359
Other assets	2.301.542	2.786.346	1.619.155	2.067.402
Non-current assets held for sale	89.841	20.513	20.513	20.513
Total assets	103.784.848	106.731.933	81.036.241	87.169.494

LIABILITIES
Due to banks	37.621.800	34.108.238	37.097.791	33.870.863
Derivative financial instruments	4.791.125	4.331.404	4.450.673	3.802.429
Due to customers	55.196.459	59.543.640	38.890.252	44.025.167
Debt securities in issue	1.502.522	1.727.864	1.079.669	1.059.297
Other borrowed funds	1.588.059	1.712.074	926.546	984.671
Insurance related reserves and liabilities	2.536.984	2.685.450	—	—
Deferred tax liabilities	68.530	62.674	—	—
Retirement benefit obligations	246.251	275.936	210.670	208.891
Current income tax liabilities	52.212	52.040	—	—
Other liabilities	2.467.604	2.485.630	2.165.626	4.283.692
Liabilities associated with non-current assets held for sale	47.937	—	—	—
Total liabilities	106.119.483	106.984.950	84.821.227	88.235.010

SHAREHOLDERS’ EQUITY
Share capital	6.137.952	6.137.952	6.137.952	6.137.952
Share premium account	3.326.063	3.326.063	3.324.623	3.324.623
Less: treasury shares	(23)	(110)	—	—
Reserves and retained earnings	(12.050.799)	(10.187.022)	(13.247.561)	(10.528.091)
Equity attributable to NBG shareholders	(2.586.807)	(723.117)	(3.784.986)	(1.065.516)

Non-controlling interests	77.279	83.641	—	—
Preferred securities	174.893	386.459	—	—
Total equity	(2.334.635)	(253.017)	(3.784.986)	(1.065.516)

Total equity and liabilities	103.784.848	106.731.933	81.036.241	87.169.494

Statement of Changes in Equity

	Group		Bank
	From 1.1 to		From 1.1 to
	30.6.2012	30.6.2011	30.6.2012	30.6.2011

Balance at beginning of period	(253.017)	10.905.353	(1.065.516)	8.780.120
Changes during the period:
Total comprehensive income / (expense), net of tax	(1.976.273)	(1.274.526)	(2.719.470)	(779.333)
Dividends declared	(4.615)	(16.826)	—	—
(Purchases)/disposals of treasury shares	87	(2.712)	—	—
Other changes	(100.817)	(601.893)	—	(2.398)
Balance at end of period	(2.334.635)	9.009.396	(3.784.986)	7.998.389

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank’s web site (www.nbg.gr), where the set of financial statements is posted, as well as the auditor’s report when necessary.

The Board of Directors
Georgios P. Zanias	Non-Executive Member - Chairman of the BoD
Alexandros G. Tourkolias	Executive Member - Chief Executive Officer
Petros N. Christodoulou	Executive Member - Deputy Chief Executive Officer
Ioannis C. Giannidis	Non-Executive Member
Stavros A. Koukos	Non-Executive Member
Efthymios C. Katsikas	Non-Executive Member
H.E. the Metropolitan of Ioannina Theoklitos	Independent Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Alexandra T. Papalexopoulou - Benopoulou	Independent Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Maria A. Fragista	Independent Non-Executive Member
Spyridon J. Theodoropoulos	Independent Non-Executive Member
Alexandros N. Makridis	Greek State representative
Charalampos A. Makkas	Hellenic Financial Stability Fund representative

Statement of Comprehensive Income

	Group		Group		Bank		Bank
	From 1.1 to		From 1.4 to		From 1.1 to		From 1.4 to
	30.6.2012	30.6.2011	30.6.2012	30.6.2011	30.6.2012	30.6.2011	30.6.2012	30.6.2011

Interest and similar income	3.196.254	3.221.627	1.562.327	1.634.088	1.661.577	1.826.223	785.435	926.709
Interest expense and similar charges	(1.432.826)	(1.269.601)	(708.026)	(673.212)	(701.489)	(653.684)	(348.030)	(349.750)
Net interest income	1.763.428	1.952.026	854.301	960.876	960.088	1.172.539	437.405	576.959

Fee and commission income	380.139	344.865	195.265	179.354	110.086	118.834	56.630	59.353
Fee and commission expense	(134.862)	(98.359)	(76.815)	(52.242)	(127.817)	(85.776)	(73.043)	(45.624)
Net fee and commission income / (expense)	245.277	246.506	118.450	127.112	(17.731)	33.058	(16.413)	13.729

Earned premia net of reinsurance	366.642	438.736	163.623	195.154	—	—	—	—
Net claims incurred	(301.169)	(363.673)	(143.138)	(173.586)	—	—	—	—
Earned premia net of claims and commissions	65.473	75.063	20.485	21.568	—	—	—	—

Net trading income / (loss) and results from investment securities	(351.698)	(84.485)	(103.312)	(134.129)	(311.430)	(123.683)	(44.006)	(126.540)
Net other income / (expense)	(52.894)	(39.861)	(24.928)	(15.210)	(57.565)	27.210	(28.527)	59.363
Total income	1.669.586	2.149.249	864.996	960.217	573.362	1.109.124	348.459	523.511

Personnel expenses	(686.858)	(728.873)	(345.731)	(361.930)	(412.852)	(438.170)	(205.908)	(218.416)
General, administrative and other operating expenses	(342.279)	(350.730)	(172.924)	(163.889)	(157.540)	(171.075)	(78.746)	(85.602)
Deprec. & amortis. on properties, equipment, software & other intang. assets	(98.395)	(98.405)	(50.082)	(49.276)	(40.334)	(41.698)	(20.980)	(21.070)
Amortis. & write offs of intang. assets recognised on business combinations	(10.879)	(11.734)	(5.466)	(5.767)	—	—	—	—
Finance charge on put options of non-controlling interests	(4.084)	(890)	(3.405)	(443)	(4.084)	(890)	(3.405)	(443)
Credit provisions and other impairment charges	(1.994.446)	(901.546)	(1.417.436)	(497.054)	(1.838.732)	(728.423)	(1.347.305)	(414.503)
Impairment of Greek government bonds	(465.862)	(1.645.231)	—	(1.645.231)	(441.925)	(1.427.114)	—	(1.427.114)
Share of profit / (loss) of associates	3.535	1.092	3.594	(801)	—	—	—	—
Loss before tax	(1.929.682)	(1.587.068)	(1.126.454)	(1.764.174)	(2.322.105)	(1.698.246)	(1.307.885)	(1.643.637)
Tax benefit / (expense)	25.924	297.033	(45.012)	304.852	97.517	352.415	(6.157)	323.693
Loss for the period, net of tax (A)	(1.903.758)	(1.290.035)	(1.171.466)	(1.459.322)	(2.224.588)	(1.345.831)	(1.314.042)	(1.319.944)
Attributable to:
Non-controlling interests	(4.275)	20.155	(1.676)	8.322	—	—	—	—
NBG equity shareholders	(1.899.483)	(1.310.190)	(1.169.790)	(1.467.644)	(2.224.588)	(1.345.831)	(1.314.042)	(1.319.944)

Other comprehensive income/(expense), net of tax (B)	(72.515)	15.509	(106.510)	301.944	(494.882)	566.498	(315.453)	535.898
Total comprehensive expense, net of tax (A+B)	(1.976.273)	(1.274.526)	(1.277.976)	(1.157.378)	(2.719.470)	(779.333)	(1.629.495)	(784.046)

Attributable to:
Non-controlling interests	(1.592)	9.339	1.299	(636)	—	—	—	—
NBG equity shareholders	(1.974.681)	(1.283.865)	(1.279.275)	(1.156.742)	(2.719.470)	(779.333)	(1.629.495)	(784.046)

Losses per share (Euro) - Basic and Diluted:	€(1.8694)	€(1.3853)	€(1.2192)	€(1.5497)	€(2.3268)	€(1.4084)	€(1.3744)	€(1.3813)

Statement of Cash Flows

	Group		Bank
	From 1.1 to		From 1.1 to
	30.6.2012	30.6.2011	30.6.2012	30.6.2011
Net cash flows from / (used in):
Operating activities	(333.887)	1.956.811	(706.780)	2.072.046
Investing activities	2.075.943	782.175	(656.503)	304.818
Financing activities	(549.519)	(177.480)	(123.676)	(53.858)
Net increase / (decrease) in cash and cash equivalents in the period	1.192.537	2.561.506	(1.486.959)	2.323.006
Effect of foreign exchange rate changes on cash and cash equivalents	49.837	(103.409)	20.091	(7.344)
Total cash inflows / (outflows) for the period	1.242.374	2.458.097	(1.466.868)	2.315.662
Cash and cash equivalents at beginning of period	4.270.746	6.315.444	6.990.406	8.749.334
Cash and cash equivalents at end of period	5.513.120	8.773.541	5.523.538	11.064.996

Notes

1) At 30 June 2012 the total equity of the Group and the Bank were negative mainly due to impairment losses recorded, as of 31 December 2011 and 30 June 2012, in several classes of assets like Greek government bonds and other loans in Greece as a result of the crisis in the Greek economy. The management after taking the recapitalization plan for Greek banks into account concluded that the Group and the Bank can continue to operate for the foreseeable future and it is appropriate to continue to adopt the going concern basis in preparing their financial statements. Under the recapitalization plan and the reinforcement of the viability of Greek banks, the HFSF contributed, on 28 May 2012, the nominal amount of €7.430,0 million as an advance payment for the Bank’s future share capital increase. On 20 December 2012, the Bank of Greece through its letter to the Bank, copied Decision 52/23/26.10.2012 of the Credit And Insurance Committee in which it is mentioned that the capital required by the Bank, amounted to €9.756,0 million.  Taking into consideration the €7.430,0 million of EFSF bonds already received as noted above, the remaining capital requirement amounted to €2.326,0 million. On 21 December 2012, the HFSF contributed EFSF bonds, with nominal value of €2.326,0 million, as an additional advance for the participation in the Bank’s future share capital increase. Furthermore, the HFSF is committed to subscribe for any amount of unsubscribed share capital and / or the convertible bonds and this commitment is valid up to 30 April 2013. At 30 June 2012, taking into consideration the above advances of €9.756,0 million by the HFSF, the Group’s capital adequacy ratio amounted to 9,3%. For additional information on the above see notes 2.2 & 17 of the condensed Interim financial statements as of 30 June 2012.

2) The accounting policies applied for the preparation of these interim financial statements are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are consistent with those of the annual financial statements for the year ended 31 December 2011, as described in those annual financial statements. Details are included in Note 2 of the condensed Interim financial statements as of 30 June 2012.

3) The Bank has been audited by the tax authorities up to and including the year 2008. The financial years 2009 and 2010 are currently being audited by the tax authorities whereas the financial year 2011 was audited by the certified public accountant of the Bank. The unaudited tax years of the subsidiary companies of the Group fully consolidated and associated are reflected in Note 18 of the condensed Interim financial statements as of 30 June 2012.

4) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group. As of 30 June 2012, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €85,8 million and €76,4 million respectively, b) for unaudited tax years €10,9 million and €8,9 million respectively and c) for other risks €40,5 million and €2,3 million respectively.

5) The number of Group and Bank employees as of 30 June 2012 was 34.551 and 11.924 respectively (30 June 2011: 36.388 and 12.469 respectively).

6) Related party transactions and balances as defined in IAS 24 are analyzed as follows: assets, liabilities, interest, commission and other income, interest, commission and other expense and off-balance sheet items with associated companies and joint ventures of the Group, as of 30 June 2012, amounted to €4,2 million, €21,5 million, €2,5 million, €3,1 million and €18,8 million respectively. The corresponding balances and transactions with subsidiaries, associated companies and joint ventures of the Bank as of 30 June 2012 were €5.460,0 million, €4.262,8 million, €107,2 million, €134,2 million and €3.129,1 million. Loans, deposits and total compensation of the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as the close members of family and entities controlled or jointly controlled by those persons amounted, as of 30 June 2012, to €24,0 million, €8,8 million and €9,2 million respectively and for the Bank alone the corresponding amounts amounted to €23,4 million, €1,9 million and €2,7 million. The total receivables of the Group and the Bank from the employee benefits related funds as of 30 June 2012, amounted to €453,7 million and €453,6 million respectively. The total payables of the Group and the Bank to the employee benefits related funds as of 30 June 2012, amounted to €100,1 million and €29,9 million respectively.

7) Acquisitions, disposals & other capital transactions:

(a) On 15 March 2012, the Bank acquired 10,2% of Banca Romaneasca from European Bank for Reconstruction and Development (EBRD) through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to €26,1 million.

(b) As of 30 June 2012, Finansbank acquired 29,4% of Finans Investment Trust for total consideration of TL5,1 million.

(c) As of 1 July 2012, the foreign branch of NBG in Albania became a subsidiary under the name Banka NBG Albania Sh.a. in which the Bank participates with 100%.

(d) On 27 September 2012, the Bank covered the share capital increase of Ethniki Hellenic General Insurance S.A. for the amount of €500,0 million.

(e) On 4 October 2012, ASTIR Palace Vouliagmenis S.A. established ASTIR Marina Vouliagmenis S.A., a wholly owned subsidiary. The capital contributed amounted to €5,0 million.

(f) On 9 November the disposal of 51,0% of Finans Pension shares by Finansbank to Cigna Nederland Gamma B.V. for a consideration of TL202,9 million was completed and it was agreed by the two parties that Finans Pension to be operated through a formation of a 51,0% / 49,0% Joint Venture. As at 30 June 2012 the Group re-classified the assets and liabilities of this company to non-current assets held for sale and to liabilities associated with non-current assets held for sale as the process of the disposal has not been completed.

(g) On 16 November 2012, Finansbank disposed of its 100% subsidiary Finans Tuketici Finansmani A.S. for TL4,3 million.

Details for the above transactions are included in Notes 9, 15 and 19 of the condensed Interim financial statements as of 30 June 2012.

8) Included in Note 18 of the condensed Interim financial statements as of 30 June 2012, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company. As of 30 June 2012 the following changes occurred in the Groups’ structure:

(a) Fully consolidated: The special purposes entities Spiti Plc, Autokinito Plc and Agorazo Plc are consolidated for the first time in the condensed Interim financial statements of 30 September 2011. Additionally Ethnoplan is no longer included in the financial statements due to merger with Ethnodata.

(b) There are no entities exempted from the condensed Interim financial statements as of 30 June 2012.

(c) There have been no changes in the method of consolidation since the previous financial statements.

9) “Other comprehensive income for the period, net of tax” of the Group, in the current period ended 30 June 2012, is comprised of €(338,1) million relating to the movement of available for sale investments reserve, €266,1 million relating to currency translation differences and €(0,5) million relating to net cash flow hedge. The corresponding amounts for the Bank (except net cash flow hedge amount which are NIL) are €(495,3) million and €0,4 million.

10) As of 30 June 2012, the Group held 10.763 rights on treasury shares with acquisition cost of €23 thousands approximately, while the Bank did not hold any treasury shares.

11) Other events:

(a) On 19 January, the Group following the tender offer of 3 January 2012, accepted for purchase preferred securities issued by NBG Funding with nominal value €203,0 million. From the above transaction the Group recognized directly in the equity a gain of €110,3 million.

(b) During the 6 month period ended 30 June 2012, the Group and the Bank recognized, with respect to the exchanged Greek government bonds and loans, additional impairment charges before tax of €465,9 million and €441,9 million, respectively.

(c) On 5 October 2012, the Bank submitted a voluntary share exchange offer to acquire all the outstanding ordinary registered shares of Eurobank Ergasias S.A., with a par value of €2,22 per share. The offer is to exchange 58 new shares of the Bank, with a new par value of €1,00 per share of the Bank for every 100 shares of Eurobank. Following the offer, on 23 November 2012, the 2nd Repeat General Meeting of the Bank’s shareholders approved the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from €5,00 to €1,00 per share, as per article 4.4a of the Companies Act, as amended with the formation of a special reserve of an equal amount.   Furthermore, it was decided the share capital increase of the Bank through the issue of new ordinary registered shares against a contribution in kind (i.e., shares of Eurobank Ergasias S.A.), which share capital increase will be covered exclusively by the ordinary shareholders of Eurobank Ergasias S.A., who will accept the tender offer as above, with abolition of the preemptive rights of existing shareholders.

(d) On 12 November 2012, Law 4093/2012 (GG ‘A 222) provided that the credit institutions which receive capital support from the H.F.S.F. in accordance with Law 3864/2010, are obliged to one-off payment to H.F.S.F. of the amount of €555,6 million. The amount and the terms of payment for each participating credit institution will be determined in the presubscription agreements with H.F.S.F. The amount of €115,6 million relates to the Bank.

(e) On 12 November 2012, Law 4093/2012 (GG ‘A 222) provided that the fixed return of 10% of the preference shares issued in favour of the Greek State in accordance with Law 3723/2008, is payable in any case, except when the payment of the fixed return will lower the Core Tier I ratio of the Bank below the minimum required. The said provision is in force notwithstanding the provisions of Company Law 2190/1920, except for article 44a.

(f) On 7 December 2012, the Bank’s Board of Directors unanimously approved the Bank’s participation in the debt buyback program arranged by the Public Debt Management Agency for the account of the Hellenic Republic.  The debt buyback program was completed on 11 December 2012. The Bank and the Group offered bonds of nominal value of €4,4 billion and carrying amount on 30 September 2012 €862,4 million that were exchanged with 6-month EFSF bonds of €1,5 billion (average exchange price 33,96%). The exchange resulted in profit before tax of €314,1 million, compared to September 2012 balances, which will increase the regulatory capital of the Bank and the Group. The equity of the Bank and the Group increased by €646,3 million. The exchange related to the total new Greek government bonds held by the Bank at 30 September 2012, which had been classified as available-for-sale.

12) Certain amounts in prior period have been reclassified to conform to the current presentation.

Subsequent to the issuance of the condensed interim financial statements for the period ended 31 March 2012, the international accounting community reached a consensus that, immediately after their issuance, the market for the new Greek government bonds issued in the context of the PSI was active. The Group and the Bank endorsed this conclusion and used the market prices to initially recognise the new Greek government bonds received in the context of the PSI. As a result, the amount of the impairment charge recognised in the 3 month period ended 31 March 2012 increased and as a consequence the loss for the period for the Group and the Bank was increased by €192.643 thousands and €185.058 thousands respectively. The total comprehensive income and NBG equity shareholders for the Group and the Bank were affected accordingly.

Details related to the above reclassifications and restatements are included in Notes 21 and 22 of the condensed interim financial statements as of 30 June 2012.

Athens, 21 December 2012

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PANAGIOTIS CHATZIANTONIOU

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: December 21st, 2012

Chief Executive Officer